SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2003

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☒  Form 40-F  ☐

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number

1.	Quarterly Results of Telefónica Group: January - December 2002

QUARTERLY RESULTS

JANUARY – DECEMBER 2002

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TELEFÓNICA GROUP

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TELEFÓNICA GROUP

     TELEFÓNICA GROUP

    MARKET SIZE

Unaudited figures					(Thousands)

	December			Weighted (*)
	2002	2001	% Chg. 02/01	2002	2001	% Chg. 02/01

Lines in service (1)	44.937,3	45.337,0	(0,9)	39.203,2	39.447,9	(0,7)
In Spain	20.803,9	21.022,8	(1,0)	20.803,9	21.022,8	(1,0)
In other countries	24.133,4	24.314,2	(0,7)	18.399,3	18.455,1	(0,3)

Cellular customer (2)	43.936,2	32.256,3	36,2	27.432,2	23.673,6	15,9
In Spain	18.412,1	16.793,5	9,6	17.018,3	15.567,5	9,3
In other countries	25.524,1	15.462,8	65,1	10.413,9	8.106,0	28,5

Pay TV Services (3)	1.115,0	1.148,1	(2,9)	710,2	727,1	(2,3)
In Spain	775,0	806,4	(3,9)	376,9	392,1	(3,9)
In other countries	340,0	341,7	(0,5)	333,3	334,9	(0,5)

Total	89.988,5	78.741,3	14,3	67.345,7	63.878,6	5,4

(*)	Weighted by the equity interest of Telefónica in each of the companies.
(1)	Lines in service: includes all in service for Telefónica de España, Telefónica CTC Chile, Telefónica de Argentina, Telefónica del Perú, Telesp and CanTV.
(2)	Cellular customers: includes all cellular customers of Telefónica Servicios Móviles España, MediTelecom, Telefónica Móvil Chile, TCP Argentina, Telefónica Móviles Perú, Brasilcel, NewCom Wireless Puerto Rico, Telefónica Móviles Guatemala, Telefónica Móviles El Salvador, Telefónica Móviles México, Quam and CanTV Celular.
(3)	Pay TV customers: includes all pay TV customers of Vía Digital in Spain and Cable Mágico in Peru.

MARKET SIZE

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TELEFÓNICA GROUP

FINANCIAL HIGHLIGHTS

The most noteworthy aspects of Telefónica Group results for the full year 2002 are the following:

■	The write-off of the assets and the provision of restructuring costs of UMTS businesses in Europe, combined with the write-down of the investments in Terra Lycos and Mediaways, basically explain the net loss for the fiscal year (-5,576.8 million euros). If we exclude all the extraordinary results and the effect of the devaluation in Argentina, net of their corresponding tax effects and the losses attributable to minority interests, the net income would have been 1,916.2 million euros.

■	Sound organic growth in operations over the last year, with 5.3% and 5.4% growth in revenues and EBITDA respectively, excluding exchange rate and consolidation perimeter effects. The Group’s EBITDA margin was 41.3%.

■	Growth of 62.6% in the generation of free cash flow (EBITDA-Capex) in 2002, up to 7,935.2 million euros, as a consequence of operating efficiency and strict controls on capex. Capex to revenues ratio came to 13.3% as of December 31, 2002, compared to 25.5% in 2001.

■	Significant reduction of net debt during the year (-6,408.5 million euros), for a total of 22,533.1 million euros. The net debt-to-EBITDA ratio came to 1.9x, compared to 2.3x in 2001.

■	Reinstatement of the dividend distribution policy and the proposal to cancel up to 2% of capital.

■	An improvement in the quality of the balance sheet, with a 22.5% ratio of intangible assets to total assets (31.9% in December 2001), after the write-down of assets carried out in 2002.

■	A recovery of Telefónica de España’s EBITDA in the fourth quarter (+11.9%). It was therefore possible to end the fiscal year with 0.2% growth, fulfilling the announced forecast for the end of the year.

■	Strength in the cellular businesses, with 8.2% growth in revenues and a 12.0% increase in EBITDA, along with a 40.5% EBITDA margin.

■	Execution of a strategy to strengthen the company’s competitive position in its natural markets and core businesses. This strategy was put into action with the incorporation of cellular assets of Brasilcel’s, the joint venture with Portugal Telecom in Brazil, and Pegaso in Mexico.

■	The Argentine devaluation had a 1,501.8 million euros financial impact, net of taxes, on the balance sheet (354.7 million euros directly in the P&L). The comparable figure for 2001 was 1,793.1 million euros, with 369.0 million directly in the P&L. The country’s exposure as of December 31, 2002 was reduced to 968.1 million euros (6,000 million euros prior to the devaluation).

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TELEFÓNICA GROUP

TELEFÓNICA GROUP RESULTS

The management comments included in this report refer to the financial evolution of the Telefónica Group according to the organizational structure by business lines. This structure was created after the completion of the tender offers for the acquisition of the minority stakes in various Latin American operators, given their relative high level of capital contribution in the Group.

These pro-forma income accounts are based on the assumption that each business line has a stake in the companies owned by the Group in the corresponding businesses, regardless of whether this stake has already been transferred or not, although ultimately, Telefónica, S.A. intends to transfer it in the future.

Furthermore, in order to facilitate the comparison and analysis of the results obtained by the Telefónica Group, the companies included in each business line have been consolidated effective January 1, regardless of when certain consolidations were actually made throughout the period. The results corresponding to the same period of the previous fiscal year are also on a pro-forma basis, under the same assumptions.

It should be noted that the assumptions considered in the preparation of these pro-forma statements by business line do not alter in any way the overall results of the Telefónica Group, and that such results have been incorporated as of the date of the acquisition of each stake by the Group.

The telecommunication industry underwent a major correction during the 2002 fiscal year. Several factors were of major influence: the combined effects of uncertain prospects for the world’s economies, loss of confidence following various accounting scandals, and a set of factors specific to the industry, including heavy indebtedness by some operators (which they have begun to address with restructuring plans designed to improve their financial situations), credit rating reductions for operators and manufactures, uncertainty regarding future trends in the fixed telephony business, and the absence of stimuli for growth in the mobile telephony business given the maturity of the European markets and the delay in development of third generation (3G) technology.

In addition to all these effects, Telefónica has had to cope with the economic, political, and social crises experienced to differing degrees by some Latin American countries. These crises have had a direct impact on the Group’s financial performance, both on the profit an loss account and on the balance sheet.

In this difficult context, Telefónica relied on its superior financial strength in the industry during fiscal year 2002 to make a set of decisions and reach strategic agreements that will pave the way for sustained growth in the cash flow, net earnings, and return on capital employed during the coming fiscal years, in addition to improving the quality of the balance sheet. Principal among these actions are:

■	A restructuring and write-down of European third-generation mobile telephony operations; this was a pioneering decision in the European telecommunication industry, which was subsequently emulated by other operators. It is also worth mentioning the write-downs carried out in the Internet and data businesses.

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TELEFÓNICA GROUP

■	Reinstatement of the shareholder remuneration policy through payment of dividends. The Board of Directors passed a resolution asking the next Annual General Shareholders Meeting to approve e dividend payment of 0.25 euro per share to be charged to distributable reserves.

■	Buy-back of up to 2% of the Group’s own shares, and a Board of Directors proposal to the next General Shareholders Meeting for cancellation thereof.

■	Divestiture or slow-down of activity in non-strategic businesses, clearly aimed at cutting outflow of cash. In this regard, an agreement was signed with Sogecable to merge the two groups’ satellite pay TV platforms. Vía Digital’s assets will be incorporated into the new platform. In the data business, the operators in Austria and Uruguay were sold. In the media business, Azul TV was sold.

■	Incorporation of Brasilcel, joint venture between Telefónica Móviles and Portugal Telecom that hold 100% of the shareholdings of both groups in mobile phone companies in Brazil.

■	Acquisition of and integration with the existing operations of the Mexican operator Pegaso. This makes Telefónica Group the second largest cellular telephone company in Mexico.

In financial terms, Telefónica Group recorded a 5,576.8 million euros net loss for the 2002 fiscal year, compared with a 2,106.8 million euros net income the year before. This result can be attributed to the posting of 16,217.9 million euros in extraordinary results, due to the following factors:

■	Write-down of assets and the provision for restructuring costs of the UMTS businesses in Germany, Austria, Italy, and Switzerland, amounting to 12,341.3 million euros.

The recording of the current value of the Group’s cellular telephony investments in Germany, Austria, Switzerland, and Italy, based on conservative valuation criteria, implies an additional net provision amounting to 120.7 million euros, compared to the 4,837.5 million euros allocated in the second quarter of the year, stemming mainly from the full write-off of assets in the first three countries.

■	Write-downs accomplished in the month of December totaling 1,858.1 million euros, distributed mainly as follows: I) 1,303.2 million euros for the Terra Lycos investment, determined according to conservative valuation criteria by the continuous review of goodwill recovery; ii) 305.5 million euros stemming from the end-of-fiscal-year analysis of goodwill recovery of the Admira Media investments, with special emphasis on that of Pearson (173.4 million euros); iii) 154.5 million euros attributable to write-off the goodwill of I.O.Box, a subsidiary of Terra Mobile, as a result of a restructuring of that company’s operations outside of Spain; iv) 49.7 million euros of Emergia’s goodwill following the execution of preexisting commitments with the Tyco Group.

■	Write-down of Mediaways for 530.0 million euros associated to the downward revision of the investment of Telefónica Data in Germany.

In addition to these extraordinary results, other factors worth mentioning were recorded in 2002:

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TELEFÓNICA GROUP

■	Provision made to adapt the treasury stock to market prices, amounting to 288.1 million euros. Spanish accounting principles require a provision for the gap between the average stock purchase price (11.65 euros) and the reference price, equivalent to the closing price at the end of the period year-end market quote or the average price in the last quarter, whichever is lower. As of December 31, the Group holds a 1.89% of treasury stock.

■	Capital losses for divestiture of equity investments totaling 108.6 million euros, compared with a 302.1 million euro capital gain the previous year, due mainly to the sale of Azul TV and ETI Austria in 2002.

■	Lower positive extraordinary results in the amount of 631.6 million euros posted in 2001, stemming from the reversion of the provisions awarded in prior years by Telefónica de España.

■	An increase of 355.9 million euros in negative extraordinary results from 2001, explained mainly by the personnel restructuring programs carried during the year at Telefónica Latinoamérica, Telefónica Móviles, Terra Lycos, and Admira Media.

The tax provision, totaling 3,228.7 million euros, includes the tax credit stemming from the diminution of value (which is tax-deductible) of Telefónica Móviles’ European subsidiaries with UMTS licenses (2,837.2 million euros) and the December 2002 write-downs (71.6 million euros).

Likewise, the minority interests reflect the write-off of UMTS assets (4,580.3 million euros) and December’s write-downs (948.9 million euros). If both these effects were excluded, the figure for minority interests in the January-December 2002 period would come to 266.4 million euros, vs. 271.0 million euros for the same period of the previous year.

Excluding the impact of all the extraordinary results and the Argentina effect, all of them net of their respective fiscal effect and the losses attributable to minority interests, the Group’s net profit would have risen to 1,916.2 million euros.

The write-downs carried out have strengthened Telefónica Group’s balance sheet. Intangible assets as a percentage of total assets declined from 31.9% in December 2001 to 22.5% in December 2002. Shareholders equity contracted by 34.3% in the fiscal year, to 16,996.0 million euros.

In operating terms, the customer base managed by Telefónica Group totaled 84.7 million at the end of 2002, including all the subsidiaries of Brasilcel, the joint venture with Portugal Telecom in Brazil. This figure is 15.1% higher than in December 2001 and 9.7% higher than in September 2002. Total customers stood at 90.0 million at the end of 2002, compared to 78.7 million at the same date in 2001 and 82.4 million in September 2002.

Brasilcel managed 13.7 million customers as of December 2002, 47.3% of them through the operators contributed by Telefónica Móviles. With this inclusion, cellular telephone customers totaled 41.4 million at the end of the fiscal year, representing nearly half of all customers managed by the Group. This has also turned Latin America into the region contributing the largest proportion of customers for the first time (50.9%), exceeding Spain (47.2%).

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TELEFÓNICA GROUP

Telefónica Group had 1.4 million ADSL connections at the end of 2002, reflecting a growth of over 800,000 customers from the previous year. These are the rewards of Telefónica’s bet on broadband. Telefónica de España achieved a 154.7% annual growth rate, reaching 957,204 connections, while Telefónica Latinoamérica recorded an 85.5% growth at 456,136 connections.

Telefónica Group’s annual financial results, discounting the exchange rate variation effect, reflect the significant efforts made to efficiently manage an economic environment characterized by weak demand. In a homogeneous comparison, excluding the exchange rate effect and changes of consolidation perimeter, revenues, EBITDA, and operating income grew by 5.3%, 5.4%, and 3.9%, respectively.

Operating efficiency, paired with strict control over investments in 2002 (-52.2% to 3,789.0 million euros), resulted in a 62.6% annual growth of free cash flow, calculated as EBITDA-CAPEX (7,935.2 million euros). Note that the cellular telephony business nearly doubled the previous year’s free cash flow generation in 2001. At the same time, net indebtedness was substantially reduced during the fiscal year (by 6,408.5 million euros) to a total of 22,533.1 million euros as of December 31, 2002.

Nevertheless, the results have seen a major contraction in euros, because the Latin American currencies have depreciated drastically against the euro. That is especially the case with the Argentine peso (-70.0% for the average exchange rate) and the Brazilian real

(-23.6% for the average exchange rate), over the course of the year.

Operating revenues totaled 28,411.3 million euros for the year, down 8.5% from the previous year. This trend was determined by exchange rate fluctuations, which depressed the growth rate by 14.6 percentage points, 2.1 percentage points more impact than in the first nine months of the fiscal year. Excluding this effect, revenues would have grown by 6.1% for the fiscal year. The change of accounting consolidation perimeter produced 0.8 percentage points growth in revenues. When revenue growth is adjusted for these two factors, organic growth increased to 5.3%, compared to a 4.4% cumulative growth in the January-September 2002 period, due mainly to better performance by Telefónica de España and Telefónica Latinoamérica (in constant currency) during the fourth quarter.

The difficult economic conditions experienced by Latin America had a direct impact on the fixed telephony subsidiary in the region, Telefónica Latinoamérica. Its share of consolidated Group revenues declined to 24.5% from 32.7% in December 2001, after registering a contraction in euros by 31.4% in its revenues. In constant euros, Telefónica Latinoamérica’s revenues rose by 0.6%, driven by Telesp’s 11.4% improvement in local currency thanks to the positive evolution of the local telephony and the launching of new long distance services. This advance was aided by the growth of Telefónica Perú’s revenues, up by 1.9% in local currency. These two increases offset the declines in local currency suffered by TASA (-12.3%) and CTC (-6.6%). The operators achieved remarkable improvements in the fourth quarter of the year, reversing Telefónica Latinoamérica’s 0.7% cumulative decline in euros up to September.

As for the rest of the Group’s businesses, Telefónica de España has maintain the growing trend (+0.5 y-o-y) shown during the first nine months of the year (+0.2%), in line with the announced forecast. This is a result of growth in the Internet and broadband business, offseting the revenue decline in the traditional and wholesale businesses.

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TELEFÓNICA GROUP

Telefónica de España is the subsidiary that contributed the most to the Group’s revenues in absolute terms (10,272.1 million euros), followed by the cellular business (9,449.3 million euros). However, the cellular business recorded the strongest growth in terms of contribution to consolidated revenues (+5.2 percentage points), contributing 33.3% of total revenues as of December 2002. Telefónica de España’s contribution rose by 3.3 percentage points to 36.2% of total revenues.

The cellular business recorded 8.2% growth in operating revenues, to 9,449.3 million euros. This gain stemmed from the growth in the suscribers (+16.9% of globally consolidated operators) and greater traffic volume carried through the operators’ networks.

By geographic area, it is worth mentioning the reduction in contribution to Group revenues from Argentina (3.7% vs. 12.6% at the end of 2001) and Spain’s increase to 58.5% (50.6% a year before). Latin America’s contribution dropped by 8.3 percentage points, to 35.2% as of the end of the fiscal year.

Operating and other expenses totaled 17,512.5 million euros for the 12 months of the year, 9.0% less than in the same period of the previous year. This figure reflected an intensification of the 2.0 percentage points drop recorded for the January-September 2002 period. However, when exchange rate variations and the inclusion of new companies in the consolidation perimeter are excluded, growth remained at the same level as the three previous months (+4.1%). All the business lines made efforts to cut costs, and reported significant annual cuts in a difficult economic environment (for example, -29.2% at Telefónica Latinoamérica and –23.3% at Admira Media). The exceptions were Telefónica de España, whose costs rose 0.9% due to higher interconnection and personnel expenses, and higher costs for the cellular business (+4.7%), reflecting the centralized handset purchasing model, higher expenses by the European operators, and the addition of the Northern Mexican operators, Teleleste and Pegaso.

Control over bad debts policy was successfully applied throughout the fiscal year, making it possible to end the year with a 2.3% ratio of bad debt provision over revenues, 1 percentage point better than in December 2001. The cellular business and Telefónica de España were the business lines that contributed most to the improvement (-1.2 percentage points vs. the previous year in both cases, to 1.5% and 1.4%, respectively). Note that Telefónica Latinoamérica reduced its bad debt provision over revenues ratio to 3.7% over fiscal 2002 (4.2% in 2001), despite the adverse macroeconomic conditions prevailing in the region. The changes at Telefónica de Argentina are noteworthy, where following a major increase during the first half of the year (a ratio exceeding 9% of revenues), its bad debt provision to revenues ratio recovered in the second half to end the year at 6.9% of revenues.

As a result of the performance described above in revenues and operating expenses, the cumulative EBITDA for the year totaled 11,724.2 million euros, 8.4% lower than in 2001. Exchange rate variations depressed growth by 14.6 percentage points, while the consolidation perimeter change raised it by 0.8 percentage points. Adjusting for both factors, EBITDA would have been 5.4% higher than in 2001, presenting a significant improvement (+4.0%) over the figure for the first nine months of the year. This favorable EBITDA was a result of strong performances at Telefónica de España (+11.9% 4Q02/4Q01) and Telefónica Latinoamérica in constant euros (–3.4% at the end of the year vs. –4.1% in September 2002).

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TELEFÓNICA GROUP

The cumulative EBITDA margin as of December 2002 stood at 41.3%, vs. 41.2% for the 2001 fiscal year. Business margins improved in the following businesses: cellular business (40.5% vs. 39.2%), Telefónica Data (9.8% vs. 1.3%), Terra Lycos (-23.6% vs. –37.7%), directories business (27.4% vs. 20.4%), and Atento (9.5% vs. 8.4%). These favorable margins offset the 2.8 percentage points drop in Telefónica Latinoamérica’s margin (48.1%), the 0.3 percentage points retreat for Admira Media (10.6%), and the 0.1 percentage points decline in that of Telefónica de España (44.0%).

Telefónica de España contributed the most to Group EBITDA in absolute terms (4,517.2 million euros, 0.2% more than the previous year). Telefónica de España thereby fulfilled its projection, announced in December 2001, to achieve an EBITDA in line with the previous year’s in 2002.

In the ranking of business lines that contributed most to Group EBITDA, Telefónica Latinoamérica sank from first place in 2001 to third place in 2002, trailing behind Telefónica de España and the cellular business. Telefónica Latinoamérica’s EBITDA in 2002 came to 3,346.7 million euros, 35.2% less than in the 2001 fiscal year. This behavior was due mainly to the depreciation of the region’s currencies. Excluding that effect, the decline would have amounted to 3.4% vs. 2001. Telesp’s performance in local currency continued to be significant (+8.0%), while the other operators slowed their declines in cumulative annual terms (-13.8% for TASA, -9.1% for CTC, -3.5% for TdP) compared to the January-September period (-18.7% for TASA, –9.4% for CTC, –7.3% for TdP).

The cellular business, which accounts for 32.7% of total consolidated EBITDA in 2002, generated 3,830.0 million euros, reflecting 12.0% annual growth. The company continued to make the largest individual contribution in relative terms to the Group’s growth, driven by Telefónica Móviles España, that recorded a 23.9% increase in EBITDA for the year and a 51.6% margin over revenues, 2.5 percentage points higher than in 2001.

Telefónica Data’s EBITDA rose to 169.9 million euros in fiscal 2002, compared to 23.6 million euros cumulative for the previous year. This growth stemmed from improvements in operating efficiency and cost containment, allowed to reach an EBITDA margin of 9.8% (vs. 1.3% the previous year).

Broken down by geographic area, Spain’s contribution to EBITDA rose significantly in 2002, to 68.7% vs. 58.3% the previous year. On the other hand, Latin America’s share of Group EBITDA fell to 33.6% (vs. 43.2% as of December 2001). As with revenues, the most important factor was again the reduction of Argentina’s contribution (3.4% vs. 11.5% in 2001).

Operating profit (EBIT) totaled 5,031.8 million euros in the fiscal year 2002, 7.3% less than in 2001. The reason was a 9.2% contraction of depreciations from year to year, due mainly to the exchange rate effect. Excluding this effect and that of changes in consolidation perimeter, depreciations were down 5.3% and operating profit was up 3.9%.

Total net financial expenses for fiscal 2002 came to 2,221.6 million euros. The impact of the Argentine peso’s devaluation accounts for 528.8 million euros of that figure. When that effect is excluded, the financial result for fiscal 2002 amounted to 1,692.8 million euros, 9.1% below 2001 (1,862.3 million euros). This decline reflected a reduction in the average level of net debt and a lower average cost of debt.

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The average cost of net debt declined by 0.5%, due to falling interest rates for the dollar and the euro over the course of the year, despite the upward movement of interest rates for most Latin American currencies, particularly the Brazilian real.

The average level of net debt for 2002 was 12% lower than in 2001, as a result of cash flow generation and a stronger euro against both the dollar and Latin American currencies. This reduction occurred despite the addition of new companies to Group consolidation from investments made in 2002.

Telefónica Group’s net debt totaled 22,533.1 million euros at the end of 2002, a decline of 6,408.5 million euros from the end of 2001 (28,941.6 million euros). This decline was motivated by the following factors: 4,546 million euros in operating cashflow generated by the Group, a 3.044 million euro reduction in the value of debt not denominated in euros as a result of the euro’s appreciation against the dollar and the various currencies of Latin America, and an issue of preferred shares in December 2002, which produced a net cash inflow of 2,000 million euros. This debt reduction was offset by 1,564 million euros of financial investment over the period, as well as a 1,618 million euro increase of debt, as a result of variations in the consolidation perimeter and other factors.

Telefónica Group applied a strict investment control and rationalization policy in all its business lines during fiscal 2002 to adapt to the demand and regulatory environment. CAPEX totaled 3,789.0 million euros at the end of the year, 52.2% less than in the previous year. The ratio over investments came to 13.3% in 2002, vs. 25.5% in 2001. Telefónica Latinoamérica was the business that cut back investment spending the most (-77.5%), due to the completion of regulatory targets in Brazil during 2001, the Argentine crisis, and the exchange rate effect.

The Argentine peso’s devaluation in fiscal 2002 produced a 354.7 million euro net impact on the Group’s results and reduced reserves of translation differences in consolidation by 1,147.1 million euros due to the peso depreciation from 1.7 pesos per U.S. dollar (1.51 pesos per euro) to 3.37 pesos per U.S. dollar (3.53 pesos per euro). Note that the Argentine peso’s appreciation in the second half of the year reduced the impact on results by 91.0 million euros. In December 2001 the Group’s financial statements reflected the 369.0 million euro effect from application of an exchange rate of 1.7 pesos per U.S. dollar (1.51 pesos per euro).

As of December 31, Telefónica Group’s exposure to the different Argentine companies had been reduced to 968.1 million euros, including the equity value, the goodwill and internal financing attributable to these investments (once incorporated the losses before any fiscal effect which totaled 669.0 million euros).

Changes to the Argentine peso’s exchange rate since the end of fiscal year 2002 have not had any additional material impact on Telefónica Group’s consolidated and individual results.

Among the pending issues facing Telefónica Group is the need to renegotiate Telefónica de Argentina’s future tariffs with the Argentine government and determine the future course of its financial policy.

It is also noteworthy that the measures the Argentine Government adopted have an effect on Telefónica Group’s financial statements, which in turn could at some time cause in some of the managed companies in that country equity imbalances, such as, for example,

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negative equity, the inability to meet short-term foreign currency debt amortization obligations due to limitations on the convertibility of the peso, the need to cover accelerated payments of financing received, etc.

To the extent that the aforementioned circumstances have not occurred at the publication of these yearly results, and since their actual occurrence is at yet uncertain, it has not been possible to quantify their possible impact on the consolidated financial statement as of December 31, 2002.

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     TELEFÓNICA GROUP

    SELECTED FINANCIAL DATA

Unaudited figures	(Euros in millions)

	January - December
	2002	2001	% Chg. 02/01

Operating revenues	28,411.3	31,052.6	(8.51)
EBITDA	11,724.2	12,804.3	(8.44)
Operating profit	5,031.8	5,430.3	(7.34)
Income before taxes	(14,601.1)	2,033.9	c.s.
Net income	(5,576.8)	2,106.8	c.s.
Net income per share	(1.12)	0.43	c.s.

Avg. No. of shares, millions (1)	4,957.9	4,893.1	1.3

(1)	Average number of shares in the period, considering the effect of free capital increases funded by reserves that did not produce any variation of equity structure since January 1 of each year. Including the shares corresponding to the capital increase funded by a charge on freely disposable reserves, recorded with the Mercantile Register on February 18, 2003. Accordingly, there were 4,957,874,511 shares outstanding at the end of the period.

    SELECTED FINANCIAL DATA

    TELEFÓNICA GROUP

    RESULTS BY COMPANIES

Unaudited figures								(Euros in millions)

	REVENUES			EBITDA			OPERATING PROFIT

	January—December			January—December			January—December

	2002	2001	% Chg.	2002	2001	% Chg.	2002	2001	% Chg.

Telefónica de España G.	10,272.1	10,220.4	0.5	4,517.2	4,508.2	0.2	1,815.4	1,703.7	6.6
Cellular Businesses	9,449.3	8,730.0	8.2	3,830.0	3,418.3	12.0	2,438.1	2,086.6	16.8
Telefónica Latinoamérica G.	6,954.1	10,137.4	(31.4)	3,346.7	5,163.0	(35.2)	1,347.3	2,537.3	(46.9)
Telefónica Data G.	1,731.4	1,849.7	(6.4)	169.9	23.6	620.1	(28.4)	(166.2)	(82.9)
Terra-Lycos G.	600.0	690.0	(13.0)	(141.7)	(260.0)	(45.5)	(284.4)	(417.5)	(31.9)
Directories Businesses	550.5	619.5	(11.2)	150.9	126.1	19.7	119.7	96.4	24.1
Admira Media G.	1,076.2	1,403.1	(23.3)	114.5	152.5	(24.9)	64.9	77.1	(15.8)
Atento G.	571.1	643.9	(11.3)	54.3	53.8	1.0	(21.1)	(35.6)	(40.7)
Others affiliates	515.7	844.2	(38.9)	(245.9)	(304.1)	(19.1)	(423.3)	(555.7)	(23.8)
Eliminations	(3,309.1)	(4,085.4)	(19.0)	(71.8)	(77.1)	(6.9)	3.5	104.2	(96.6)

Group	28,411.3	31,052.6	(8.5)	11,724.2	12,804.3	(8.4)	5,031.8	5,430.3	(7.3)

JANUARY - DECEMBER 2002 RESULTS                13

TELEFÓNICA GROUP

  TELEFÓNICA S.A.

  CONSOLIDATED INCOME STATEMENT

Unaudited figures	(Euros in millions)
	January - December			October - December

	2002	2001	% Chg.	2002	2001	% Chg.

Operating revenues	28,411.3	31,052.6	(8.5)	6,944.4	7,969.2	(12.9)
Internal expend capitalized in fixed assets (1)	527.8	736.0	(28.3)	130.1	252.2	(48.4)
Operating expenses	(16,773.3)	(18,146.0)	(7.6)	(4,184.9)	(4,819.4)	(13.2)
Supplies	(7,002.8)	(7,221.4)	(3.0)	(1,796.1)	(2,105.0)	(14.7)
Personnel expenses	(4,793.8)	(5,390.3)	(11.1)	(1,152.2)	(1,421.3)	(18.9)
Subcontracts	(4,564.6)	(4,945.5)	(7.7)	(1,138.2)	(1,104.1)	3.1
Taxes	(412.1)	(588.8)	(30.0)	(98.3)	(189.0)	(48.0)
Other operating income (expense) net	(441.7)	(838.4)	(47.3)	(94.4)	(239.0)	(60.5)

EBITDA	11,724.2	12,804.3	(8.4)	2,795.2	3,163.1	(11.6)

Depreciation and amortization	(6,692.4)	(7,374.0)	(9.2)	(1,569.0)	(1,890.2)	(17.0)

Operating profit	5,031.8	5,430.3	(7.3)	1,226.3	1,272.9	(3.7)

Profit from associated companies	(527.9)	(376.5)	40.2	(112.4)	(98.4)	14.2
Financial income (expense) net	(2,221.6)	(2,391.1)	(7.1)	(210.8)	(1,044.3)	(79.8)
Amortization of goodwill	(665.4)	(841.6)	(20.9)	(162.4)	(196.0)	(17.1)
Extraordinary income (expense) net	(16,217.9)	212.8	C.S.	(9,861.6)	119.9	C.S.

Income before taxes	(14,601.1)	2,033.9	C.S.	(9,121.0)	54.1	C.S.

Income taxes	3,228.7	(198.1)	C.S.	3,022.4	456.9	N.S.

Net income before minority interests	(11,372.4)	1,835.8	C.S.	(6,098.6)	511.0	C.S.

Minority interests	5,795.6	271.0	N.S.	5,557.8	4.8	N.S.

Net income	(5,576.8)	2,106.8	C.S.	(540.7)	515.8	C.S.

Average shares (millions) (2)	4,957.9	4,893.1	1.3	4,957.9	4,957.9	0.0
Net income per share	(1.12)	0.43	C.S.	(0.11)	0.10	C.S.

(1)	Including work in process.
(2)	Average number of shares in the period, considering the effect of free capital increases funded by reserves that did not produce any variation of equity structure since January 1 of each year. Including the shares corresponding to the capital increase funded by a charge on freely disposable reserves, recorded with the Mercantile Register on February 18, 2003. Accordingly, there were 4,957,874,511 shares outstanding at the end of the period.

JANUARY - DECEMBER 2002 RESULTS                14

TELEFÓNICA GROUP

TELEFONICA S.A.

CONSOLIDATED BALANCE SHEET

Unaudited figures	(Euros in millions)
	December

	2002	2001	% Chg.

Subscribed shares not paid-in	292.5	370.1	(21.0)
Long-term assets	50,008.8	63,975.8	(21.8)
Start up expenses	496.5	730.5	(32.0)
Intangible net assets	7,629.6	16,959.1	(55.0)
Fixed net assets	27,099.7	36,606.1	(26.0)
Investment	14,783.1	9,680.1	52.7

Goodwill on consolidation	6,364.0	9,128.9	(30.3)
Deferred expenses	802.3	710.9	12.8

Current assets	10,573.7	12,236.8	(13.6)
Inventories	449.8	754.1	(40.3)
Accounts receivable	6,029.1	8,004.0	(24.7)
Short-term investments	3,031.7	2,308.8	31.3
Cash and banks	543.9	621.9	(12.5)
Others	519.1	548.1	(5.3)

Assets = Liabilities	68,041.3	86,422.6	(21.3)

Shareholder’s equity	16,996.0	25,861.6	(34.3)
Minority interests	5,612.9	7,433.6	(24.5)
Badwill on consolidation	11.4	8.0	42.9
Deferred income	880.5	1,145.8	(23.2)
Provisions for risks and expenses	8,014.9	5,862.7	36.7
Long-term debt	20,096.7	26,151.3	(23.2)
Accrued taxes payable	1,629.5	1,541.1	5.7
Short-term debt including current maturities	6,409.3	8,707.9	(26.4)
Interest payable	409.5	448.7	(8.7)
Other creditors	7,980.6	9,262.0	(13.8)

Financial Data
Consolidated net debt (1)	22,533.1	28,941.6	(22.1)
Consolidated debt ratio (2)	47.3%	42.6%	4.7p.p.

(1)	Net debt: Long-term debt (excluding debt with minority partners) + Short-term debt including current maturities – Short-term and long-term investments – Cash and banks.
(2)	Debt ratio: Net debt /(Shareholders’ equity + Minority interests + Deferred income + Accrued taxes payable + Net debt).

JANUARY - DECEMBER 2002 RESULTS                15

FIXED LINE BUSINESS

TELEFÓNICA DE ESPAÑA GROUP

The trend in Spain’s fixed telephone industry during 2002 reflected meager market growth, an intensification of competitive pressure, and an extremely demanding regulatory environment for the dominant operator. In this difficult context, Telefónica de España Group achieved modest revenue and EBITDA growth for the year as a whole, in line with the forecasts put forward a year before.

In this respect and as was anticipated, the fiscal year witnessed a steady improvement in this trend, both in revenue (-2.7% for the first quarter and -0.6% for the first half, but +0.2% for the January-September period and +0.5% for the year as a whole) and in EBITDA (-10.3% for the first three months, -6.3% for the first six months, and -3.3% for the January-September period, but ending the year with a 0.2% overall increase). The most important factors in this improving trend were tariff variations (the Price-Cap and 2001 Reference Interconnection Offering -OIR- 2001) and a loss of market share in the Company’s traditional market. These were offset by strong growth of broadband subscriptions and a drastic reduction of provisions for bad debt reflecting the control initiatives carried out in the traffic resale business.

Application of the Price-Cap model resulted in an 8.1% reduction of nominal tariffs in 2002. This overall reduction includes a higher Basic Telephone Service monthly fee (+11.5%), higher fees for calls to the Telephone Information service (+18.6%), lower connection fees (-37.4%), and lower traffic service fees (-13.9%). Provincial traffic tariffs fell 20.5%, domestic long distance traffic tariffs declined 27.6%, international tariffs dropped 19.0%, and fixed-to-mobile went down by 13.0% in 2002. By the same token, by applying the Price-Cap model, prices fell 16.1% on average for analog circuits and 7.3% for digital circuits subject to this Price-Cap model. It is important to note, nevertheless, that Telefónica de España’s adaptation to this tariff scheme allowed it to advance towards a rebalancing of tariffs and achieve a growth in the proportion of fixed revenue to 52.6% of total revenue in 2002, 6.0 percentage points higher than in 2001.

Intense competition resulted in a 7% loss of access market share at the end of 2002; cable operators have captured 78% of the total number of competitor lines. This decline in market share was reflected in a loss (difference in physical plant) of 492,793 analog lines and basic ISDN accesses over the course of the year. Preselected lines totaled 1,778,072; 1,447,097 of them were globally preselected (including metropolitan traffic), comprising 81.4% of the total. The growth of preassigned lines in the last quarter of 2002 amounted to 123,478 in line with the quarterly average for 2002.

The estimated total volume of minutes processed by Telefónica’s network was 144,204 million, representing 3.8% growth for the year. This is a result of the 20.5% growth of incoming traffic, stemming mainly from the growth of fixed telephone operators’ interconnection traffic. Outgoing traffic totaled 97,171 million minutes, down 2.8% as a result of both declining voice traffic (outgoing minus Internet), which contracted 4.5% in the first quarter of 2002, 2.9% in the first half, 3.1% for the January-September period, and 3.8% for the 12 months of the year, and a lower volume of Internet traffic. The growth of Internet traffic weakened steadily over the first nine months of the year (+5.6% in the first quarter, +4.5% in the January-June period, +1.6% in the January-September period) and recorded a 1.0% contraction for the year as a whole (compared

JANUARY - DECEMBER 2002 RESULTS                16

FIXED LINE BUSINESS

with the 12 months of 2001). This trend was basically the outcome of success in the marketing of broadband, especially in the last quarter. Outgoing traffic was characterized by a positive trend in provincial traffic (+15.9%) and fixed-to-mobile traffic (+4.7%); although the period saw declines in metropolitan traffic (-8.1%), interprovincial traffic (-5.0%), and international traffic (-22.4%).

Franchised plans totaled 4,017,895 at the end of the fiscal year, having undergone a net loss of 8,402 plans in the quarter. Subscribers for local traffic plans numbered 2,595,976 compared to 2,694,614 in September 2002. These reductions reflected Telefónica de España’s inability to launch new discount plans following the Economy Ministry’s rejection in the second half of the year of the plans submitted to it for approval by Telefónica. Note the Long-Distance Saving Plan launched at the beginning of 2002, which had attracted 238,767 subscribers by December.

With regards to Value-Added Services, the number of active voice mailboxes reached 11,064,941 in December (reflecting a 10.0% annual growth rate) and the Caller ID Service had 5,329,383 subscribers (+52.9% vs. a year earlier). A total of 444,136 text messages were transmitted through Telefónica de España’s new service, which allows text messages to be sent from fixed telephones, since its introduction in August.

The success achieved in Telefónica de España’s marketing of the ADSL retail service was reflected in the 606,417 subscribers recorded at the end of the fiscal year. There were 957,204 ADSL lines in service at the end of 2002, surpassing the Company’s 900,000 connection target by 6.4%. The fourth quarter witnessed the largest quarterly net adds since the service was introduced, with 210,185 new subscribers coming on board. This figure confirms the recovery from the third-quarter vacation period and reflects the excellent results of the “back-to-school” (late September) and Christmas campaigns. Spain thus took its place at Europe’s cutting edge as far as broadband penetration is concerned; this is an indispensable factor for the development of the Information Society. The average rate of maximum daily installations peaked in November with 4,316 lines per day. The customers’ enthusiastic acceptance of the plug-and-play kit quickened the pace of installations per day. The level of plug-and-play uploads reached 62.3% of total basic mode retail uploads in 2002. Major efforts were also made to sell broadband services to SMEs on top of connectivity, reaching the number of 32,288 ADSL solutions and 15,816 Net Lan services fully operational.

Based on the above, Telefónica de España Group’s revenues totaled 10,272.1 million euros and grew by 0.5% over the previous year. This advance stemmed from maintenance of Telefónica de España’s revenues at its 2001 level, a 20.9% expansion of revenues from Telyco’s operations due to higher terminal sales to wholesalers, and the Morocco subsidiary’s commencement of operations.

The parent company’s revenues, which accounted for 95.7% of the Group total, held steady at a level similar to the previous year’s because the Company took advantage of the opportunities for growth in the Internet and broadband businesses (a 41.6% revenue gain). That growth offset the revenue losses in the traditional and wholesale businesses (-1.3% and -6.8%, respectively).

The traditional business, generating 7,807.3 million euros, contracted by 1.3% in 2002, reflecting a loss of market share in direct and indirect access and the impact of the price cuts imposed under the Price-Cap regulatory scheme. Effective revenues derived from usage were 12.4% lower than in 2001, due to a 9.3% drop in average effective

JANUARY - DECEMBER 2002 RESULTS                17

FIXED LINE BUSINESS

revenue per minute, which in turn reflected lower tariffs and a 3.8% reduction in the volume of minutes. Moreover, revenues from fees and sales (remaining revenues not associated with traffic) grew by 8.8%, mainly due to the higher monthly fee for Basic Telephone Service that went into effect in January 2002.

Revenues from the wholesale business in 2002 totaled 1,351.4 million euros, 6.8% below its 2001 level. The main reasons for the decline were lower interconnection prices and the application of a capacity-based interconnection model pursuant to the Reference Interconnection Offering -OIR- 2001. The contraction of revenues from the wholesale business intensified to 15.4% in the fourth quarter, compared to a 3.8% loss for the January-September 2002 period, due to the adoption of the capacity-based interconnection model and slower growth in incoming traffic than in the same quarter of 2001.

The Internet and broadband business generated 670.3 million euros in revenues in 2002 (41.6% higher than in 2001), mainly reflecting revenue growth from broadband services, which amounted to 264.3 million euros. This revenue growth was driven by the success in Telefónica de España’s marketing of the ADSL retail service, which more than offset the 7.9% contraction in revenues of narrowband service. The decrease in narrowband stemmed mainly from the migration of switched Internet traffic to ADSL and the growing traffic at off-peak time that was encouraged by Internet flat-rate tariff plans.

Telefónica de España Group’s operating expenses totaled 5,868.6 million euros and stood 2.9% higher than the previous year’s, mainly as a result of increased supply costs linked to higher spending for Fixed-to-Fixed interconnection and personnel. These factors were partly offset by containment of commercial and outsourcing expenses.

Telefónica de España Group’s spending on personnel amounted to 2,156.5 million euros, up 3.1% for the year. The personnel expenses of Telefónica de España (the parent company), which account for 97.6% of the total, rose 3.2%, reflecting the impact of the 4% increase in the CPI for 2002. Telefónica de España’s workforce totaled 40,659 employees at the end of the fiscal year, having been trimmed by 0.5%. Productivity, in terms of lines per employee, stood at 511.7 at the end of the year, down 1% vs. September 2002. This followed a standardization of the calculation of equivalent lines, due to the substitution of 2,525 ISDN self-consumption primary accesses by interconnection circuits.

Telefónica de España Group’s supply expenses totaled 2,662.1 million euros and grew 4.1% over their 2001 level. The quarterly trend for these expenses was influenced mainly by the behavior of Telefónica de España’s interconnection expenses (63.6% of total supply expenses), and marked by a reduction of Fixed-to-Mobile interconnection expenses (-2.6% for the year and -10.9% for the fourth quarter versus the same period of 2001), following the lowering of termination prices of the mobile operators in November. Also outstanding were major increases in the Fixed-to-Fixed interconnection chapter over the course of the year as competition intensified, ending the year with 37.7% growth. In addition to the year’s interconnection trend –but to a lesser extent– the impact of higher mobile handset sales by Telyco and the ADSL businesses pushed growth in these expenses over the previous year.

Telefónica de España Group’s other operating expenses overseas projects, supplies, and services totaled 886.3 million euros and stood 0.6% higher than the previous year.

JANUARY - DECEMBER 2002 RESULTS                18

FIXED LINE BUSINESS

The gains posted the following positive trend over the course of 2002: +15.9% in the first quarter, +8.6% in the January-June period, and +2.7% for the January-September period. These figures reflect Telefónica de España’s efforts to contain discretionary spending and its outlays for the rationalization of support activities, the overall renewal of operating and management systems and overall reduction of managing costs, while simultaneously meeting the needs posed by the developement of the ADSL retail business.

Among other operating costs, provisions for bad debt were 44.3% lower at the end of 2002, reflecting an improvement in the third quarter trend achieved by a continuation of cost control initiatives and due to the extraordinary charge of the traffic resellers’ business, mainly in the third quarter of 2001 and, to a lesser extent, in the fourth quarter of 2001; as a one-time charge, these expenses did not recur in 2002.

EBITDA at Telefónica de España Group amounted to 4,517.2 million euros (+0,2% growth), mainly as a result of the slight increase in operating revenue and the reduction in the provision for bad debt.

The Group’s EBITDA margin stood at 44.0% (0.1 percentage points lower than for 2001), while that of the parent company amounted to 45.7% (0.1 percentage points higher than for the same period of the previous year) after falling slightly at the outset of 2002 and holding steady in the last quarter (46.7%, 46.3%, and 45.7% cumulative figures as of March, June, and September 2002).

The operating profit (1,815.4 million euros) reflected 6.6% growth for the year, because amortizations of fixed assets declined by 3.7% during the fiscal year.

Tangible and intangible investments made by Telefónica de España Group totaled 1,744.0 million euros in 2002, down 7.3% from the previous year’s figure.

The basic trend at the parent company was the intensification of investments in transforming the business. The most important of these were the ADSL deployment and new broadband-based services, which comprised 46.0% of total tangible and intangible investment; the remaining 54.0% of investment spending went into the traditional business (PSTN, ISDN, circuits, etc.).

It is equally important to note the efforts made to rationalize and optimize investment. As a result, a ratio as important as that of investment to operating revenues amounted to 17.6% at the parent company, reflecting a 1.3 percentage points decline vs. 2001.

Free Cash Flow at the Telefónica de España parent company, defined as EBITDA minus tangible and intangible investment, minus net financial expenses and corporate tax payments, was 2,139.9 million euros in 2002, having grown by a vigorous 27.9% over the previous year’s level, driven by the strong behavior of EBITDA and the progress made in tangible and intangible investment.

Once again, in 2003 the annual variations in revenues and EBITDA will have their worst comparative showings during the first quarter, as a result of the tariff reductions of March and November 2002 and the smaller loss of market share –mainly for access– which we anticipate in 2003. This trend in both revenues and EBITDA will be gradually corrected over the course of 2003.

JANUARY - DECEMBER 2002 RESULTS                19

FIXED LINE BUSINESS

Note:	Telefónica Group will introduce a change in the calculation of Equivalent Lines in Service beginning with the 2003 fiscal year. The following equivalences will become applicables:

PSTN	(x 1)
ISDN Basic	(x 2)
ISDN Primary	(x 30)
2/6 Accesses	(x 30)
ADSL Lines	(x 1)

This new criterion introduces a different treatment of ISDN Primary Accesses and 2/6 Accesses for PBX and Ibercom. These will be restated by accounting the number of channels per access (30), instead of the extensions making use of them, as was used before.

This change will bring about a better calculation of the number of equivalent lines, as it will serve a lever for understanding both the trends of revenue and minutes over time and the evolution of activity for maintenance of Lines in Service. This change does not imply any modification on financial or opertating data of the Company.

The accompanying table includes this criterion in the calculation of Equivalent Lines in Service. These different calculations are a step toward the application of the criterion to be adopted in the first quarter of 2003.

TELEFÓNICA DE ESPAÑA GROUP

SELECTED OPERATING DATA – NEW METHODOLOGY

Unaudited figures

	December
	2002	2001	% Chg.

Lines in service (thousands) (1)	18,705.6	18,669.6	0.2
PSTN lines (thousands)	15,470.2	16,094.7	(3.9)
ISDN equivalent basic access (thousands)	1,752.1	1,620.4	8.1
ISDN equivalent primary access (thousands)	413.9	466.1	(11.2)
2/6 Accesses for PBX and Ibercom (thousands)	112.3	112.6	(0.3)
ADSL connections (thousands)	957.2	375.8	154.7
Employees	40,659	40,856	(0.5)
Traffic (millions of minutes)	144,204	138,982	3.8

(1)	Basic telephony lines (including public telephones), ISDN (primary and basic accesses), ADSL connections and 2/6 accesses.

Telefónica de España

Selected Operating Data – Current Methodology

Unaudited figures

	December

	2002	2001	% Chg.

Lines in service (thousands) (1)	20,803.9	21,022.8	(1.0)
PSTN lines (thousands)	15,470.2	16,094.7	(3.9)
ISDN basic access (thousands)	876.0	810.2	8.1
ISDN primary access (thousands)	13.8	15.8	(12.7)
ADSL connections (thousands)	957.2	375.8	154.7
Employees	40,659	40,856	(0.5)
Lines/employees (1)	511.7	514.6	(0.6)
Traffic (millions of minutes)	144,204	138,982	3.8
% ADSL coverage (2)	83.3%	81.8%	1.5p.p.

(1)	Basic telephony lines (including public telephones, Ibercom, ISDN -basic access-, ADSL connections and connections lines with PBX).
(2)	Degree of effective ADSL coverage for Basic Service.

JANUARY - DECEMBER 2002 RESULTS                20

FIXED LINE BUSINESS

    TELEFÓNICA DE ESPAÑA GROUP

    OPERATING REVENUES (INDIVIDUAL)

Unaudited figures	(Euros in millions)
	January - December			October - December

	2002	2001	% Chg.	2002	2001	% Chg.

Revenue derived from usage	5.140.3	5,650.5	(9.0)	1,249.3	1,278.1	(2.3)
Local	1,573.5	1,816.1	(13.4)	387.6	455.8	(15.0)
Provincial	470.7	563.5	(16.5)	109.3	139.8	(21.8)
Domestic long distance	654.1	918.0	(28.7)	154.3	217.9	(29.2)
International long distance (outgoing) (1)	364.3	641.3	(43.2)	76.6	131.9	(41.9)
Fixed to mobile	1,476.9	1,478.2	(0.1)	354.7	360.7	(1.7)
Interconnection International (Incoming)	273.9	294.5	(7.0)	55.8	70.3	(20.6)
Interconnection National Operators (1)	424.3	490.9	(13.6)	101.9	116.2	(12.3)
Others (2)	(97.4)	(552.0)	(82.4)	9.0	(214.4)	(104.2)

Monthly fee	3,850.3	3,341.3	15.2	1,004.9	880.0	14.2
Connection fee	260.1	295.9	(12.1)	62.9	95.9	(34.4)
Customer equipments	337.2	304.2	10.9	100.4	103.5	(3.0)
Others	241.1	239.6	0.6	57.5	75.3	(23.6)

Total operating revenues	9,829.0	9,831.5	(0.0)	2,475.0	2,432.9	1.7

(1)	Net of foreign participation.
(2)	Including discounts, special services, IRIS services and others.
Note:	2001 local revenues include Internet revenues billed at destination.

    TELEFÓNICA DE ESPAÑA GROUP

    CONSOLIDATED INCOME STATEMENT

Unaudited figures	(Euros in millions)
	January - December			October - December

	2002	2001	% Chg.	2002	2001	% Chg.

Operating revenues	10,272.1	10,220.4	0.5	2,587.2	2,549.8	1.5
Telefónica de España	9,829.0	9,831.5	(0.0)	2,475.0	2,432.9	1.7
Others and eliminations	443.1	388.9	13.9	112.2	116.9	(4.0)
Internal expend capitalized in fixed assets (1)	179.2	195.1	(8.2)	54.3	64.8	(16.3)
Operating expenses	(5,868.6)	(5,703.4)	2.9	(1,493.5)	(1,520.4)	(1.8)
Other operating income (expense) net	(65.5)	(203.9)	(67.9)	(0.9)	(69.4)	(98.8)

EBITDA	4,517.2	4,508.2	0.2	1,147.2	1,024.9	11.9

Depreciation and amortization	(2,701.8)	(2,804.5)	(3.7)	(665.1)	(689.8)	(3.6)

Operating profit	1,815.4	1,703.7	6.6	482.1	335.1	43.9

Profit from associated companies	(2.4)	(1.8)	31.3	(1.1)	(0.6)	103.6
Financial income (expense) net	(398.5)	(403.1)	(1.2)	(106.8)	(103.5)	3.3
Amortization of goodwill	(8.2)	(0.7)	N.S.	(0.9)	(0.1)	N.S.
Extraordinary income (expense) net	(373.7)	286.1	C.S.	(126.6)	121.4	C.S.

Income before taxes	1,032.7	1,584.2	(34.8)	246.6	352.3	(30.0)

Income taxes	(224.7)	(506.6)	(55.6)	(58.9)	(176.2)	(66.6)

Net income before minority interests	808.0	1,077.6	(25.0)	187.7	176.1	6.6

Minority interests	(0.1)	0.0	N.S.	0.0	0.0	N.S.

Net income	807.9	1,077.6	(25.0)	187.8	176.1	6.6

(1)	Including works in process

JANUARY - DECEMBER 2002 RESULTS                21

FIXED LINE BUSINESS

TELEFÓNICA LATINOAMÉRICA GROUP

Starting in January 2002, the fiscal year of Telefónica de Argentina and Cointel will run from January to December, coinciding with the fiscal year of the group’s other companies. This shift comes after a extraordinary fiscal period of only three months (October-December in 2001). As a result, Telefónica Latinoamérica’s consolidated accounts for fiscal year 2001 registered 15 months of results for the two companies in question. Both companies’ financial figures for the October-December 2000 period were recorded as extraordinary results. The results for the January-December 2001 period, on the other hand, were recorded under their corresponding headings in the income statement, according to its nature. The 2002 fiscal year statements consolidate 12 months of results for both companies, reflecting their newly adopted fiscal year.

The currencies of the countries in which Telefónica Latinoamérica operates depreciated against the U.S. dollar over the course of 2002; in particular, the Argentine peso (-68.4% average exchange rate), and the Brazilian real (-19.5% average exchange rate). More moderate depreciations were experienced by the Chilean peso (8.9% at year-end) and the Peruvian sol (2.0% at year-end). The negative impact of the depreciation of all the local currencies was reinforced by the U.S. dollar´s depreciation against the euro (+5.0% in average terms). This adverse currency trend had a significant impact on Telefónica Latinoamérica’s accounts; its EBITDA fell 35.2% from the year before (-3.4% in constant euros). The major effort in investment reduction (687.9 million euros, down 77.5% for the year) largely offset the currency effect and allowed to generate 1,952.3 million euros of aggregate free cash flow for the operators, 66.6% more than the previous year.

Telefónica Latinoamérica’s operating revenues totaled 6,954.1 million euros, slightly higher (+0.6%) in constant euros than the previous year (31.4% lower in current euros) since Telesp’s revenue growth (which intensified in the last quarter) offset the other operators’ declines in local currency.

■	Telesp: 11.4% growth in revenues, driven by the introduction of new long-distance businesses, and a 10.5% expansion of revenues from the local telephone business.

■	TASA: 12.3% drop in revenues for the year, as a result of the economic crisis, which caused the lines in service to decrease by 3.0% and the long-distance market to contract.

■	CTC: Revenues fell by 6.6%, affected by the change in the consolidation method following the sale of 25% of Sonda in September 2002. If this effect was excluded, revenue would have fallen by only 1.1% resulting from the lower billable lines, the fall in the local traffic per line, and the deterioration of the long-distance market.

■	TdP: Though revenues for the year grew by 1.9%, its performance was strongly affected by the increase in competition in long-distance services, which implied a reduction in revenues from these services by 31.3%.

Telefónica Latinoamérica’s total operating expenses for the year were 3,715.4 million euros. This figure reflects 2.3% growth in constant euros (-29.2% in current euros), but when interconnection expenses are excluded, the operating expenses were almost

JANUARY - DECEMBER 2002 RESULTS                22

FIXED LINE BUSINESS

unchanged vs. the previous year (-0.2% in constant euros). Cost control measures were generally applied by the operators. Special note should be taken of the following:

■	Telesp saw its expenses rise by 11.1%, this growth reflected the company’s higher level of activity (5.8% increase in average lines in service) and the introduction of long-distance services.

■	TASA implemented an ambitious expense containment policy over the course of the year, to offset the decline in its revenues. Expenses fell by 12.2% in local currency during the year, despite the depreciation of the peso and the inflation recorded. Note in particular the downward trend in bad debt provision over the course of the year, that was 34.3% lower than in the previous year, as a result of the special provision recorded in December 2001.

■	For CTC, as a result of both the change in the consolidation method and the company’s efforts to contain its costs, expenses fell by 5.3%. Personnel expenses in particular decreased by 22.3% due to the application of restructuring plans.

■	TdP’s expenses were 3.4% higher than in the previous year. The 4.8% cut in personnel expenses (headcount decreased by 315 employees) were offset by higher expenses for public telephone service and higher commercial expenses as a consequence of growth in activity.

Reflecting these revenues and expenses trends, the year’s EBITDA amounted to 3,346.7 million euros, 3.4% below the previous year’s level in constant euros (-35.2% in current euros). Telesp was the only operator to achieve EBITDA growth in the fiscal year (+8.0% in local currency), but that gain was not strong enough to offset the other operators’ declines (-13.8% for TASA, -9.1% for CTC, and -3.5% for TdP), provoked by the economic crisis especially in Argentina, the long-distance market’s contraction in Chile, and intensifying competition in Peru. CTC was also adversely affected by the aforementioned change in the consolidation perimeter, which resulted in a four percentage points decline in EBITDA.

Notable among the non-operating results was a 317.2 million euros loss in extraordinary income, compared to a 164.6 million euros growth in 2001 when 256 million euros of capital gain was generated by the sale of the Company’s stake in Cablevisión. At the same time, in 2001 this item reflected the results of the October-December 2000 special fiscal period for TASA and Cointel, mentioned above. The figures for fiscal year 2002 mainly recorded the expenses generated by headcount restructuring plans at the operators level (CTC in October, Telesp in May and December, and TdP in June), adjustments to the market value of equity of owned listed companies, the creation of provisions for tax and labor contingencies (especially at TdP), and adjustments in the valuation of certain operating assets at Telesp.

Net financial income amounted to -1,181.1 million euros. This figure mainly reflects the effect of the adjustment of debt in Argentina (TASA, THA, and Cointel) at the year-end exchange rate (3.37 pesos per US$1), that amounted -447.4 million euros, lower than the -521.5 million euros shown for the first nine months of the year, thanks to the peso’s recovery in the last quarter. This effect is in addition to the one compiled at the end of 2001 in Telefónica Latinoamérica’s financial statements (460.0 million euros), which reflected the exchange rate of 1.7 pesos per US$1.

JANUARY - DECEMBER 2002 RESULTS                23

FIXED LINE BUSINESS

Excluding the effect of all the exchange rate differences, the financial result came to -564.6 million euros, 20.5% less than in 2001, as a result of lower interest rates and a reduction of average debt for all the operators but Telesp, which, though it had a higher average debt than the previous year due to its large-scale investments in 2001, saw its debt decline over the course of the year.

Up to September, Telefónica Latinoamérica accumulated a positive tax provision of 103.7 million euros versus a tax provision of 136.2 million euros for 2001. 2002 provision resulted mainly from capitalised tax deductions and from losses for exchange differences due to the devaluation of the Argentine peso. These two effects are able to offset the tax provisions of the rest of the operators and holdings.

Due to all these factors, the net income totals -182.6 million euros versus a profit of 1,274.9 million euros, recorded in 2001.

The operators’ aggregate CAPEX, amounting to 687.9 million euros, fell by 77.5% y-o-y as a result of CAPEX rationalization initiatives in 2002. This resulted in a CAPEX-to-revenue ratio of 9.9% vs. 30.5% for 2001.

At the end of fiscal year 2002, Telefónica Latinoamérica managed 21,427,358 lines, 0.9% lower than the previous year. The decline stemmed mainly from a reduction of lines in service at TASA (-3.0%) and Telesp (-0.9%), and to a lesser extent at CTC (-1.3%). TASA was able to reduce the number of line disconnections in the second half by applying line recovery measures (“zero line,” “control line,” and the recently introduced “recovery line”).

ADSL and cable modem users totaled 456,136 at the end of December 2002, an increase of 85.5% for the year, thanks to Telefónica Latinoamérica operators’ bet on broadband. Especially noteworthy was the expansion of capacity in the last quarter, when the number of ADSL users rose by almost 52,000, thanks to marketing efforts by Telesp and CTC in particular.

The operators’ aggregate headcount amounted to 24,239 employees at the end of the year (25,617 including the subsidiaries consolidated in TdP). Workforce was down 10.2% vs. the previous year due to restructuring plans, with or without incentives, that were pursued by the operators over the course of the year.

Brazil

After achieving its targets ahead of schedule in September 2001, Telesp began to provide long-distance service from Sao Paulo –ILD beginning in May and interstate DLD starting in July. In spite of delays, Telesp’s share in the long-distance market greatly exceeded expectations; the company ended fiscal year 2002 with an 83% share of the intrastate DLD market, a 36% share of the interstate DLD market, and a 32% share of the ILD market.

In 2002, Telesp achieved 11.4% growth of revenues in local currency (compared with a cumulative 10.6% growth rate up to September), to 3,700.3 million euros. This gain stemmed from the addition of new long-distance businesses and the favorable behavior of the local telephone business, which registered a 10.5% increase in revenue following July’s 8.3% tariff increase and an increase in the figures for local traffic per line and per day to 17.4 minutes, a level 3.9% higher than in the preceding quarter.

JANUARY - DECEMBER 2002 RESULTS                24

FIXED LINE BUSINESS

Broadband also performed strongly, generating a 121.5% growth in revenues. Regarding the expenses, operating expenses increased 11.1% y-o-y. Spending growth stemmed from increasing company activity (5.8% growth in average lines in service), higher interconnection expenses (up 21.0%), the latter largely associated with the introduction of long-distance services, and a 17.5% increase in bad debts as a result of the major expansion in the customer base during fiscal year 2001. However, the provision for bad debts remained under control, amounting to 3.7% of revenues.

Telesp reported a 1,903.2 million euros EBITDA in 2002, reflecting 8.0% growth in local currency terms. Of special importance is the generation of 1,091.6 million euros in Free Cash Flow, reversing the previous year’s negative figure. This was accomplished through the improvement of EBITDA and, especially, a rationalization of investments. The latter were cut by 63.4% for the year, and amounting 16.3% of the company’s revenues.

Lines in service, which grew substantially until September 2001, stabilized at 12,505,888 lines at the end of the fiscal year (-0.9% from year to year), with a slight decline in the low-income segments.

The growing expansion of the broadband business allowed to reach an ADSL base of 333,881 clients at the end of the year, 68.1% more than a year earlier.

It is important to note that, even with the addition of the new long-distance business, Telesp improved its productivity to 1,314 lines per employee in December 2002, vs. 1,192 the year before. This was accomplished through the implementation of incentive-based retirement programs (workforce decreased by 1,102 employees ), which allowed the company to cut its headcount by 10.3% from year to year.

Argentina

The Argentine economy underwent a severe deterioration in 2002, largely concentrated in the first half: GDP contracted by 11.5%, inflation jumped to 41%, and the peso depreciated to 3.37 per US$1. TASA adopted a management model tailored to the country’s macroeconomic conditions. This initiative, together with the stabilization of the main operating variables since September, allowed the company to register a solid operating result of 393.7 million euros of EBITDA. Despite the unfavorable conditions in which the company operated, EBITDA margin was 50.2%, only 0.9 percentage points below that of 2001.

The company recorded a revenue decline of 12.3% in local currency for the year. This decline in revenues was a consequence of the country’s economic crisis, the tariff freeze, and the deterioration of the main operating variables, especially in the first half when lines in service fell by 3.0%, local traffic per line declined, and the long-distance market contracted. However, the operating parameters improved somewhat since September 2002. It is noteworthy the of lines in service stabilized (down 0.1% from September) and the slowdown in the y-o-y decline of local traffic per line (-10.7% as of September, -8.6% in December). The long-distance market was especially hard hit by the economic crisis, and suffered an 11.4% contraction in the national segment and a 16.9% drop in the international segment.

To offset the revenue decline, TASA launched an aggressive policy to control and reduce of operating costs, which implied a 12.2% contraction of costs in local currency

JANUARY - DECEMBER 2002 RESULTS                25

FIXED LINE BUSINESS

in spite of the depreciation of the peso and the inflation recorded. To soften the effects of the crisis on bad debts and to maintain its customer base, TASA introduced specific products designed to maximize debt recovery and retain profitable clients. Of special importance is the “recovery line” initiative, launched in October and specifically aimed at late payment clients, which served as last option before losing their connection; this product had 82,724 users in December. The year also witnessed a large-scale migration to prepayment lines, whose number grew 11.6% over the 2001 level. The loss of lines in service slowed in the last quarter, with a negative net gain of under 5,000 lines, compared with a loss of 24,000 up to the third quarter and nearly 100,000 for the second quarter.

Of special importance for the management of operating expenses were the renegotiations with suppliers, the reduction of personnel expenses, and the effective management of bad debts, especially in the final months of the year. These initiatives permitted a major reduction of the provision for bad debts (6.9% of revenue at the end of the year, vs. a cumulative 7.7% in September, 9.0% in June, and 9.4% in March).

In addition, TASA greatly trimmed its investments (-67.7% in local currency from 2001), and gave priority to projects with short pay-back and higher profitability. This was part of the cash flow control policy pursued by the company to cope with an extremely volatile economic climate. As a result the Company to generated a FCF of 202.3 million euros over the year.

Chile

CTC’s lines in service declined by 1.3%, reflecting the disconnection of lines that had been suspended for late payment and generated no revenue. This had no additional effect on financial results. The ratio of provision for bad debts to revenues is at 2.7%. The company maintained its market share in the long-distance markets, in spite of strong competition and stagnating market conditions. Its share of the DLD market stood at 39%, with ILD market share at 31.2%, at the end of the fiscal year. In the latter, it is noteworthy the Company’s special commercial efforts, which produced a 3.2 percentage points gain over the year. In addition, CTC achieved a 29.7% market share of the broadband business market, with 54,163 clients at the end of the year (+265.8% from 2001).

Financial results in 2002 were affected by changes in the consolidation perimeter following the sale of 25% of Sonda in September. From that month on, the remaining 35% stake has been consolidated with the equity method. The operator’s results were also adversely affected by the long-distance market’s deterioration, though attempts were made to offset it by launching new commercial plans, especially in the international long-distance segment, and by putting special emphasis on new products such as ADSL. Hence, though revenues were down by 6.6% in local currency (-1.1% when the Sonda effect is excluded), the fourth quarter witnessed an improvement, in which, excluding the Sonda effect, revenues were down by 3.6% as of September. Other factors also contributing to the revenue decline included a 5.0% drop in billable lines in service and a 0.4% reduction of local traffic per line (mainly as a result of mobile cannibalization). In addition, the revenue annual change, reflects the effect of the change in the Publiguías contract in 2001 when 12,541 million pesos (about 18.5 million euros) of revenues were registered as for the previous contract’s termination.

JANUARY - DECEMBER 2002 RESULTS                26

FIXED LINE BUSINESS

In addition to the aforementioned commercial efforts, CTC pursued a cost control and rationalization policy during the year that resulted in an operating cost level similar to that of the previous year (-5.3% in local currency but +1.3% when the Sonda effect is excluded) and a Capex of 113.2 million euros (-30.0% in local currency) at the end of the year. The containment of operating expenses was largely due to a 22.3% drop in personnel expenses, reflecting the workforce trimming programs implemented in June 2001 and October 2002 (the latter program affected 841 employees). On the other hand, revenue-related expenses were higher than in 2001, especially in the last quarter due to higher sales volume. Hence, the company’s EBITDA of 472.2 million euros was down 9.1% in local currency, 4 percentage points of which can be explained by the aforementioned change in the consolidation perimeter.

Along with a strict selection of investments on the basis of anticipated profitability and strategic nature, this policy of cost rationalization has succeeded in partly offsetting the smaller EBITDA and generating 261.7 million euros in Free Cash Flow, -8,4% y-o-y in local currency, hit by Sonda effect. When this effect is eliminated, the operator’s FCF grew by 9.8% in the year.

Peru

Telefónica del Perú strengthened its leadership in the local market during the fiscal year, increasing the number of fixed telephone lines by 5.4%. That growth centered on the development of public telephone service (+12.2%) and on prepaid and consumption control products (up 23.6% in the aggregate) tailored to the needs of the lower-income population, representing 35.6% of total lines as of the end of 2002. The upshot of these initiatives was an improvement in the management of bad debts, which remained at 2.8% of revenues.

In the broadband business (ADSL and cable modem), while the second half of 2001 witnessed the introduction of those services, mainly aimed at small companies and high-consumption residential subscribers, 2002 saw the spread to a broader range of residential clients and efforts to spur the market’s growth. There were more than 34,000 clients at the end of the year, 373.7% more than a year earlier. Growth was especially intense in the last quarter (nearly 10,000 customers).

With regards to the financial parameters, operating revenue was higher in the last quarter than in the previous one (up 1.9%, against 0.4% growth in September). Operating revenues reaching 1,273.2 million euros in spite of productivity-based tariff adjustments (with an annual CPI-6% adjustment in tariffs, this amounted to a 7.3% drop) and the decrease in accounting rates. Note the positive trend in public telephone service, which continued to be the best option available to the lower-income population, in contrast with the decline in long-distance services. Long-distance revenues were down 31.3% in local currency, because of the Multicarrier Dialling system in April, which intensified competition in that market.

Though operating expenses grew by 3.4% in the aggregate (-2.2% if interconnection expenses are excluded), there was a major reduction of personnel expenses (-4.8%) accompanying a 6.3% average headcount reduction after the restructuring program in June. (The workforce was trimmed by 315 employees over the course of the year.) However, this contraction of personnel expenses was offset by higher expenses for public telephone service and higher commercial expenses triggered by the expansion in activity.

JANUARY - DECEMBER 2002 RESULTS                27

FIXED LINE BUSINESS

The strenuous effort to contain tangible and intangible investments (-46.8%) made it possible to increase operating cash flow by 30.7% in local currency over the previous year. All these factors made significant contributions to the reduction of the company’s financial debt.

JANUARY - DECEMBER 2002 RESULTS                28

FIXED LINE BUSINESS

    TELEFÓNICA LATINOAMÉRICA GROUP

    COMPANIES FINANCIAL DATA

Unaudited figures	(Euros in millions)
	January - December

	2002	2001	% Chg.

Telesp
Operating revenues	3,700.3	4,343.9	(14.8)
EBITDA	1,903.2	2,305.7	(17.5)
EBITDA margin	51.4%	53.1%	(2.5P.P. )

Telefónica de Argentina
Operating revenues	784.1	2,981.0	(73.7)
EBITDA	393.3	1,522.9	(74.2)
EBITDA margin	50.2%	51.1%	(0.9P.P. )

Telefónica CTC Chile
Operating revenues	1,149.2	1,421.3	(19.1)
EBITDA	472.2	600.6	(21.4)
EBITDA margin	41.1%	42.3%	(2.5P.P. )

Telefónica del Perú
Operating revenues	1,273.2	1,341.7	(5.1)
EBITDA	590.5	657.1	(10.1)
EBITDA margin	46.4%	49.0%	(4.4P.P. )

Note:	EBITDA before management fees. Data for Telefónica de Argentina include the ISP business of Advance, while those of Telefónica CTC Chile include Sonda and Telefónica del Perú include CableMágico, respective.
TASA modified its fiscal year, therefore, the data are for the January-December ’01 and January-December ’02 periods.

JANUARY - DECEMBER 2002 RESULTS                29

FIXED LINE BUSINESS

Note:	Telefónica Group will introduce a change in the calculation of Equivalent Lines in Service beginning with the 2003 fiscal year. The following equivalences will become applicables:

PSTN	(x1)
ISDN Basic	(x2)
ISDN Primary	(x30)
2/6 Accesses	(x30)
ADSL Lines	(x1)

This new criterion introduces a different treatment of ISDN Primary Accesses and 2/6 Accesses for PBX and Ibercom. These will be restated by accounting the number of channels per access (30), instead of the extensions making use of them, as was used before.

This change will bring about a better calculation of the number of equivalent lines, as it will serve a lever for understanding both the trends of revenue and minutes over time and the evolution of activity for maintenance of Lines in Service. This change does not imply any modification on financial or opertating data of the Company.

The accompanying table includes this criterion in the calculation of Equivalent Lines in Service. These different calculations are a step toward the application of the criterion to be adopted in the first quarter of 2003.

    TELEFÓNICA LATINOAMÉRICA GROUP

    SELECTED OPERATING DATA - NEW METHODOLOGY

Unaudited figures	January - December

TELESP	2002	2001	% Chg.

Lines in service (thousands) (1)	12,839.2	12,814.3	0.2
PSTN lines (thousands)	11,174.5	11,252.8	(0.7)
ISDN equivalent access (thousands)	37.5	45.5	(17.7)
2/6 Accesses for PBX and Ibercom (thousands)	1,293.9	1,317.6	(1.8)
ADSL connections (thousands)	333.3	198.3	68.1
Employees	9,515	10,587	(10.1)
Traffic (millions of minutes)	81,401.0	81,334.0	0.1

Unaudited figures	January - December

TELEFÓNICA DE ARGENTINA	2002	2001	% Chg.

Lines in service (thousands) (1)	4,222.6	4,344.4	(2.8)
PSTN lines (thousands)	4,095.8	4,226.8	(3.1)
ISDN equivalent access (thousands)	5.8	3.6	62.6
2/6 Accesses for PBX and Ibercom (thousands)	86.6	88.6	(2.3)
ADSL connections (thousands)	34.4	25.5	35.1
Employees	8,284	8,668	(4.4)
Traffic (millions of minutes)	33,298.4	35,773.7	(6.9)

Unaudited figures	January - December

TELEFÓNICA CTC CHILE	2002	2001	% Chg.

Lines in service (thousands) (1)	2,757.0	2,753.2	0.1
PSTN lines (thousands)	2,546.0	2,586.0	(1.5)
ISDN equivalent access (thousands)	97.7	89.5	9.2
2/6 Accesses for PBX and Ibercom (thousands)	59.1	62.9	(6.1)
ADSL connections (thousands)	54.2	14.8	265.8
Employees	3,150	6,098	(48.3)
Traffic (millions of minutes)	25,981.0	26,740.0	(2.8)

Unaudited figures	January - December

TELEFÓNICA DEL PERÚ	2002	2001	% Chg.

Lines in service (thousands) (1)	1,850.0	1,730.2	6.9
PSTN lines (thousands)	1,780.9	1,689.5	5.4
ISDN equivalent access (thousands)	34.7	33.4	3.7
2/6 Accesses for PBX and Ibercom (thousands)	—	—	—
ADSL connections (thousands)	34.4	7.2	375.2
Employees	4,668	4,983	(6.3)
Traffic (millions of minutes)	9,349.0	10,437.0	(10.4)

JANUARY - DECEMBER 2002 RESULTS                30

FIXED LINE BUSINESS

    TELEFÓNICA LATINOAMÉRICA GROUP

    SELECTED OPERATING DATA - CURRENT METHODOLOGY

Unaudited figures

	January - December

	2002	2001	% Chg.

Lines in service (thousands) (1)	21,427	21,612	(0.9)
Telesp	12,506	12,616	(0.9)
Telefónica de Argentina	4,419	4,555	(3.0)
Telefónica CTC Chile	2,687	2,723	(1.3)
Telefónica del Perú	1,816	1,723	5.4

ADSL connections	456,136	245,919	85.5
Telesp	333,281	198,306	68.1
Telefónica de Argentina	34,410	25,462	35.1
Telefónica CTC Chile	54,163	14,808	265.8
Telefónica del Perú	34,282	7,237	373.7

% ADSL coverage
Telesp	83%	70%
Telefónica de Argentina	57%	57%
Telefónica CTC Chile	68%	55%
Telefónica del Perú	89%	48%

Total traffic (million of minutes) (2)	150,029	154,285	(2.8)
Telesp	81,401	81,334	0.1
Telefónica de Argentina	33,298	35,774	(6.9)
Telefónica CTC Chile	25,981	26,740	(2.8)
Telefónica del Perú	9,349	10,437	(10.4)

Employees (3)	25,617	30,336	(15.6)
Telesp *	9,515	10,587	(10.1)
Telefónica de Argentina	8,284	8,668	(4.4)
Telefónica CTC Chile **	3,150	6,098	(48.3)
Telefónica del Perú	4,668	4,983	(6.3)

Lines/Employees (4)	836	712	17.4
Telesp *	1,314	1,192	10.3
Telefónica de Argentina	533	526	1.5
Telefónica CTC Chile ***	980	803	22.0
Telefónica del Perú	571	473	20.8

Note:	Telefónica CTC Chile’s data reflect the fixed telephony business (OTF) and Sonda during 2001. TdP’s data include OTF and other subsidiaries, of which is the most relevant.
(*)	Basic telephony lines (including public telephones), ISDN (primary and basic accesses), ADSL connections and 2/6 accesses. In Peru, including cash contributions to Telesp, Assist, and long distance, the criterion for which was retroactively changed .
(**)	The number of employees listed for 2001 reflects the assignment of OSI employees similar to the current fiscal year.
(***)	Istel’s employees and the repairers and installers are not included.
(1)	Basic telephony lines (including public telephones), ISDN (primary and basic accesses), ADSL connections and 2/6 accesses. In Peru, including the rural PUTs, cellular PUTs, and Publifon, retroactively
(2)	Including total invoiced incoming and outgoing traffic: Local, PUTs (except at Telesp), DLD and ILD.
(3)	The cash contribution of the fixed telephone operator (OTF).
(4)	Ratio calculated with wireline company staff of the fixed telephone operator (OTF).

JANUARY - DECEMBER 2002 RESULTS                31

FIXED LINE BUSINESS

    TELEFÓNICA LATINOAMÉRICA GROUP

    CONSOLIDATED INCOME STATEMENT

Unaudited figures	(Euros in millions)
	January - December			October - December

	2002	2001	% Chg.	2002	2001	% Chg.

Operating revenues	6.954.1	10,137.4	(31.4)	1,519.9	2,531.7	(40.0)
Internal expend capitalized in fixed assets (1)	63.4	212.5	(70.2)	10.9	69.1	(84.3)
Operating expenses	(3,407.5)	(4,719.6)	(27.8)	(771.1)	(1,144.1)	(32.6)
Other operating income (expense) net	(263.3)	(467.3)	(43.7)	(48.0)	(150.1)	(68.0)

EBITDA	3,346.7	5,163.0	(35.2)	711.6	1,306.6	(45.5)

Depreciation and amortization	(1,999.4)	(2,625.7)	(23.9)	(419.9)	(682.5)	(38.5)

Operating profit	1,347.3	2,537.3	(46.9)	291.8	624.1	(53.3)

Profit from associated companies	(4.3)	8.4	c.s.	0.4	0.9	(62.4)
Financial income (expense) net	(1,181.1)	(1,318.5)	(10.4)	(79.5)	(721.5)	(89.0)
Amortization of goodwill	(89.7)	(86.6)	3.6	(22.5)	(27.0)	(16.8)
Extraordinary income (expense) net	(317.2)	164.6	c.s.	(207.7)	150.7	c.s.

Income before taxes	(245.0)	1,305.1	c.s.	(17.6)	27.2	c.s.

Income taxes	103.7	136.2	(23.8)	51.2	455.8	(88.8)

Net income before minority interests	(141.3)	1,441.3	c.s.	33.6	483.0	(93.1)

Minority interests	(41.3)	(166.4)	(75.2)	(20.5)	(59.4)	(65.5)

Net income	(182.6)	1,274.9	c.s.	13.1	423.6	(96.9)

(1)	Including works in process

JANUARY - DECEMBER 2002 RESULTS                32

CELLULAR BUSINESS

TELEFÓNICA’S CELLULAR BUSINESS

In 2002 TEM recorded a net loss of 3,724.5 million euros, due mainly to the recognition of significant net extraordinary items amounting to 5,049.8 million euros associated with the write-down of assets and the restructuring of operations in Germany, Austria, Switzerland and Italy.

The recording of the current value of the Group’s investments in these countries, based on conservative valuation criteria, implies an additional net provision amounting to 148 million euros, compared to the 4,902 million euros net provision allocated in 2Q02, mostly derived from the full write-off of assets in the first three countries. Excluding the net impact of these extraordinary items, consolidated net income in 2002 would have amounted to 1,405.8 million euros, which would have led to a year-over-year increase of 46.9% compared to 2001.

In 2002, Group results in euros were negatively impacted by exchange rate fluctuations in Latin American currencies, becoming one of the main factors for the slowdown in growth in Group results over the year.

Key aspects of these results are as follows:

■	Sound growth in operating revenues, with a year-over-year advance of 8.7% for the year as a whole and quarter-over-quarter growth of 3.0% (4Q02 vs 4Q01). Assuming constant exchange rates, consolidated revenues would have increased in 18.7% vs. 2001.

By components, the bulk of this increase was due to the expansion of the customer bases of fully consolidated operators (+16.9% and +9.4% excluding TeleLeste Celular and Grupo Pegaso Telecomunicaciones in 2002) and the higher traffic carried by these operators (+17% in number of minutes and 36% in SMSs). By contrast, ARPUs in local currency recorded an average decline of 9.6%, mainly due to the larger weighting of the prepaid customer segment in the Latin American operators’ customer bases. The negative impact of currency fluctuations should also be taken into account.

The Group ended 2002 with a managed customer base, including the operators in which Telefónica Móviles has stakes –and accordingly all the subsidiaries of Brasicel, the Joint Venture with Portugal Telecom in Brazil–, as well as the Chilean and Puerto Rican operators, amounting to 41.4 million.

By geographical areas, Telefónica Móviles España (TME) with revenues of 6,770 million euros accounted for 74% of consolidated revenue in 2002, recording a year-over-year increase in revenue in absolute terms of 18%.

Latin American operators fully consolidated accounted for 25% of Group revenue in 2002. In absolute terms, revenues from these companies, assuming constant exchange rates, have increased 16.8% vs 2001; although due to the exchange rate impact, in euros they show a 14.7% decline.

Group 3G operations have been closed down in 4Q02, with no revenues being generated in this period.

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CELLULAR BUSINESS

■	Steady improvement in Group profitability, reflecting efforts to improve efficiency which have resulted in 1.4 percentage points lower growth in consolidated operating expenses than in revenues. This performance is even more striking in quarter-over-quarter terms, as in 4Q02 operating expenses were 4% lower than those recorded in the same period of 2001, despite the higher sales (+3.0%).

Consequently, Group TEM EBITDA margin in 2002 was 40.9% vs. 39.6% in 2001. This was mainly due to the improved performance of Telefónica Móviles España thanks to the positive results of the company’s commercial strategy and the slight improvement in the margin on Latin American operations. The EBITDA margin in 4Q02 was 38.8%, almost 3 percentage points higher than in 4Q01.

EBITDA margin evolution in 4Q02 vs 3Q02 is affected by the seasonal decline which takes place between these quarters due to increasing commercial activity, although in 2002 this decline has been smaller than in 2001 (-3.3 percentage points vs. –7.9 percentage points respectively). This performance is especially striking bearing in mind the impact of the incorporation of Grupo Pegaso Telecomunicaciones’ results in Group EBITDA in 4Q02, still at a start-up stage.

Consolidated EBITDA in absolute terms reached 3,735.8 million euros in 2002, 12.1% higher than in 2001. Assuming constant exchange rates, growth of consolidated EBITDA would have been 19.1%. In quarterly terms, the inexistence of EBITDA losses in European operations outside Spain in 4Q02 reversed the year-over-year decline seen in the previous quarter, resulting in EBITDA in 4Q02 being 11.5% higher than in the same period of 2001, despite the impact of the incorporation of Grupo Pegaso Telecomunicaciones and of Latin American currency fluctuations.

EBITDA for the Latin American operators fully consolidated, amounted to 593 million euros, with a year-over-year increase of 21% assuming constant exchange rates, although due to the exchange rate impact in euros they show a decline of 13% versus 2001. The EBITDA performance of these companies in 4Q02 was largely shaped by the previously start-up operations of Grupo Pegaso Telecomunicaciones’ operations, still at the launch stage. However, it is important to point out that the strict cost-control policies adopted by the different companies resulted in a slight improvement in the EBITDA margin over 2002, to 25.9%.

Due to the closing down of the different European operations outside Spain, no EBITDA losses were generated in these countries in 4Q02.

Regarding capex1, 2002 has been characterized by a significant rationalization in capex in the different operators. Accordingly, accumulated consolidated capex1 to December 2002 was 919 million euros, 10.1% of operating revenues (vs 20.2% in 2001).

Regarding capitalized expenses, no amount has been capitalized with respect to European operations since July 2002 (128 million euros in 1H02). The provision for the spectrum fee assigned to Telefónica Móviles España for the future operation of UMTS technology amounted to 21.1 million euros over 2002.

1 (1) Capex ex licences and capitalized financial costs

JANUARY - DECEMBER 2002 RESULTS                34

CELLULAR BUSINESS

Revenues derived from the wireless business segment, including Telefónica Móviles and Telefónica Móvil Chile, were 9,449.3 million euros during 2002, a 8.2% increase compared to the year before. EBITDA totaled 3,830.0 million euros, a 12.0% growth year over year.

SPAIN

The Spanish cellular market ended 2002 with more than 33.5 million lines, with a penetration rate, considering each operator’s reported customer base, of 79.8%.

In such a context, Telefónica Móviles España (TME) ended the year with over 18.4 million active customers, 9,6% higher than at the end of 2001. The Company remained the Spanish market leader, maintaining the highest share (estimated at 55%) of any of the large European incumbents and capturing more than 40% of the Spanish cellular market’s growth in 2002.

More noteworthy yet is the fact that TME is the only operator in the market with a positive differential between its share of traffic and its share of customers, underscoring the better quality of its customer base relative to that of other cellular operators.

Throughout 2002, TME geared its commercial strategy towards reinforcing the relationship with its value customer base, setting the bases for future traffic growth and the roll-out of new services, where economies of scale are generated; thereby following a focused strategy more consistent with its competitive position and the high penetration rates in the Spanish market, with the goal of optimizing cash flow per user in the short and medium term.

One of the key drivers to consolidate its broad customer base in all segments and promote the use of new services is the modernization of the handset base, through loyalty programs, and it is on such activities where efforts have been focused along the last quarter of the year. Thus, in the Christmas campaign, TME has given priority to such programs, instead of repeating the traditional strategies of capturing new customers, bearing in mind the lower incremental value –not to mention the greater required marketing effort– that potential new customers could contribute to the Company given current penetration levels. In this respect, we would highlight that the number of loyalty points by handsets exchanges in 4Q02 exceeded 900 thousand, nearly 70% more than in the same period of previous year. This strategy is continued in 1Q03 where market conditions advise maintaining it.

As for TME’s customer mix, the contract segment has a weighting of over 35%, 3.6 percentage points more than in 2001, thanks to the commercial policies aimed at prepaid to contract migration carried out since the beginning of 2002. Net adds in the contract segment accounted for 73% of total net adds in 2002, with more than 710 thousand prepaid customers migrating to contract throughout 2002, nearly 70% more than in 2001. These migrations provide an important incentive to the Company’s average usage and revenue ratios, as the MOU and ARPU of customers who migrate has tended to increase. The commercial strategy followed for contract customers since March –substitution of the monthly fee for a minimum consumption compromise– has proven very effective, boosting overall consumption by the Company’s contract customers.

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CELLULAR BUSINESS

Another positive consequence of the commercial policy implemented has been the increase in traffic registered by TME. TME’s networks carried more than 31,800 million minutes of traffic in 2002, 19.2% more than in 2001. It must be highlighted that in 4Q02, TME’s quarterly MOU posted year-over-year growth for the second quarter in a row. The ratio in 4Q02 was 107 minutes, 5.7% more than in the same period the year before. Cumulative MOU for the whole of 2002 was 105 minutes, the first annual increase in the Company’s history (+0.4%) driven primarily by increased consumption from the contract segment (MOU +5.3% vs. 2001). All this confirms a reversal in the downward trend of usage ratios, with estimates pointing to a further positive performance by MOU in 2003.

The evolution of usage ratios enabled cumulative ARPU for 2002 –excluding revenues from handset sales and incoming roaming- to reach 28.7€, a 7% decline from 2001. Such trend must be analyzed taking into account that the ARPU of 2002 includes the full impact of the removal of the monthly fee –stripping out this effect, the fall in ARPU would have only been 4%- and the reduction in both outgoing call prices and termination rates applied throughout the year. The trend of ARPU in 4Q02, that reached 28.2€, marked the lowest year-on-year decrease in quarterly ARPU (-4.7% vs. 4T01) of the last few years, despite the impact of the aforementioned factors, thereby confirming the trend towards a stabilization of ARPU that has been registered throughout 2002 –steady reduction in the annual pace of decline in quarterly ARPU–. This trend is further underscored by the year-over-year growth of quarterly ARPU for outgoing calls in 4Q02.

Turning to the data and content business, 8,442 million short messages (SMS) were carried through TME’s networks in 2002, nearly 33,9% more than the year before. Of the total, 36% were SMS that provide access to content. Premium SMSs, which provide access to content and interaction with other kinds of media (TV program voting, radio surveys, etc.), increased by 270% and accounted for 103 million euros in 2002 revenues. For the full year, data services and content revenues grew by more than 30%, representing 12% of ARPU in 2002.

In all, this enabled TME to deliver in 2002 its best results in history, positioning itself as one of the sector’s most solid and profitable operators:

■	Operating revenues for 4Q02 were 1,742 million euros (+14.7% vs. 4T01), which gives a total of 6,770 million euros for 2002, an increase of 18% vs. 2001. Excluding handset sales, Company revenues would have increased by 12%.

■	Despite not only the seasonality of the sector (lower volume of roamers in 4Q, increased commercial activity, etc.) but also the reduction in interconnection fees (17%) implemented gradually since August, EBITDA in 4Q02 reached 883 million euros, up 23% on the same period the year before. Cumulative EBITDA in 2002 was 3,490 million euros, 24% higher than the year before, outstripping the growth of operating revenues by 6 percentage points (12 percentage points excluding handset sales) further illustrating TME’s steady improvement in operating efficiency. As a result, EBITDA margin in 2002 was 51.6%, 2.5 percentage points higher than the year before. The EBITDA margin in 4Q02 was 50.7% vs 47.2% in 4Q01.

■	Regarding capex, and in line with the policy of rationalization of resources implemented by TME, in 2002 the amount allocated to total capex was 519 million

JANUARY - DECEMBER 2002 RESULTS                36

CELLULAR BUSINESS

euros. Capex to revenues ratio amounted to 8% in 2002, underscoring the Company’s efficient use of resources.

REST OF EUROPE

At the end of 2002, valuations of the business plans of the UMTS operators in Germany, Austria, Switzerland and Italy were updated by TEM, with respect to those valuations made in July 2002 assessed by independent experts, in order to reflect the additional delays expected by the sector regarding commercial availability of the technology and the consequent delay in revenue generation.

The new valuations seek to reflect the existing differences in the regulatory environments in the different European countries, both with regard to expected calendars for the possible demands for compliance with coverage requirements included in the licenses, and to the different degrees of proactive positioning shown by the regulators and other related entities regarding the possibility –contemplated in European Directives– of increasing flexibility in terms of usage and availability of spectrum by the operators. All this, combined with the peculiarities of each country concerning competitive environment and relative scarcity of spectrum for the different operators.

In this context, Telefónica Móviles, following a conservative valuation policy, has decided to write off the book value of its investments in Germany, Austria and Switzerland. As regards to its Italian investment, Telefónica Móviles estimates the value of Ipse 2000’s assets at 300 million euros (136 million euros of exposure for the Móviles Group).

During the last quarter of 2002, the reorganization of Quam’s activities in Germany was practically complete, in line with the decisions made by Telefónica Móviles’ Board at the end of July.

In this respect, on November 15, the Company disconnected the customers it had at that time and facilitated their transfer to T-Mobile’s network under favourable conditions. At the same time, most of the commercial contracts related to its operation as a virtual cellular operator, including all commercial ties with E-Plus, were cancelled. Headcount was reduced by more than 90% from its maximum level prior to the restructuring.

In Italy, Ipse 2000 remained committed to focusing into changes in the regulatory environment, with a view towards becoming more flexible in managing its spectrum. Most of the planned staff cuts were carried out, while other commercial contracts were renegotiated.

The operators in Austria and Switzerland have also been streamlined and are now operating with minimal structure until better terms for the UMTS licenses are obtained.

As for their financial performances, in 4Q02, the cellular operators in Germany, Austria and Switzerland have not registered EBITDA losses.

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CELLULAR BUSINESS

MOROCCO

Médi Telecom ended December 2002 with more than 1,600,000 customers (+43.9% vs. December 2001). Logically, net adds in 4Q were lower than in 3Q after the end of the summer campaign. At the end of 2002, Médi Telecom had an estimated market share above 41%, an increase of more than 3 percentage points in the last 12 months.

As for the operator’s financial results performance, the recording of annual EBITDA of 34.5 million euros must be highlighted versus negative EBITDA in 2001. EBITDA margin in 2002 was 15.4%, after improving steadily since the beginning of the year thanks to cost-optimization polices, particularly with respect to commercial expenses.

LATIN AMERICA

Brazil

At the end of December 2002, Brasilcel, the Joint Venture between Telefónica Móviles and Portugal Telecom in Brazil, was constituted, after receiving Anatel’s approval for the migration of the groups’ cellular operators to the SMP service, as well as the approval for the transfer of 100% of the groups’ shareholdings in these companies to Brasilcel.

The combination of Telefónica Móviles’ and Portugal’s commercial leadership boosts Brasilcel’s leadership position in Brazil, with an estimated average share in its markets of operations of 60.9% in December 2002, with over 8.3 million customers more in respect to the country’s number two operator. Brasicel ended 2002 with a managed customer base of 13.7 million -of which 3.7 million were contract customers-. The favorable evolution of Brasilcel’s net adds in 4Q02 must be highlighted, amounting to nearly 752 thousand despite stiff competition during the Christmas campaign posed by new market participants.

Focusing the analysis exclusively on the operators in which Telefónica Móviles has stakes –Tele Sudeste Celular, Tele Leste Celular and CRT Celular- cumulative net adds for the three operators in 2002 reached 870 thousand customers, leaving a combined customer base at the end of December 2002 of 6.5 million (+15.4% on 2001). In 4Q02, the three Brazilian operators had net adds of 296 thousand, 70% higher than in 3Q02 despite the mentioned stiffer competition posed by new players during the Christmas campaign. Tele Sudeste Celular ended December 2002 with a customer base of 3.5 million (+14.1% vs. 2001), CRT Celular had 2.1 million (+16.4%) and TeleLeste had 973 thousand (+18.3%).

Despite the increasingly competitive environment, the operators’ commercial policy –aimed at increasing customers’ and distributors’ loyalty and retention- enabled Telefónica Móviles subsidiaries to remain leaders in their respective areas of operations, with an estimated average market share in 2002 of 61%. Particularly noteworthy was the estimated average share of net adds, which reached 45.9% in 4Q02.

Turning to financial results for the three operators, which are the ones reflected in the Group’s consolidated financial statements for 2002, operating revenues –in local currency and in absolute terms– rose 21.8% year-on-year over 2001. Stripping out TeleLeste Celular’s revenues –the company was fully consolidated from January 1,

JANUARY - DECEMBER 2002 RESULTS                38

CELLULAR BUSINESS

2002– the increase in operating revenues would have been 8.7% (8.2% Tele Sudeste and 9.6% CRT Celular). This growth was underpinned by the increase in the operators’ customer bases, partly offset by the reduction in average ARPU (-9.2% in local currency).

Total EBITDA of the three operators, in local currency and after management fees, increased 20.8% from 2001, or 9.8% excluding Tele Leste Celular in 2002 (Tele Sudeste: +6.3% and CRT Celular +16.1%). The lower growth relative to revenues was due to the commercial efforts made from the beginning of the year in the face of an increasingly competitive environment, the normalization of the relationships with the fixed operators and to the negative impact of the Brazilian real’s depreciation on certain cost items, which has partly offset the initiatives to enhance the operators’ efficiency and productivity.

Finally, after the close of 4Q02, Brasilcel, the Joint Venture between Telefónica Móviles and Portugal Telecom in Brazil, signed an agreement with Fixcel to acquire, through Telesp Celular Participaçoes, a controlling interest in cellular operator Tele Centro Oeste (TCO).

This purchase reinforces Brasilcel leadership position in the Brazilian market, with a market share of more than 50% and more than 16.8 million customers, 11 million more than the country’s number two operator.

México

After the acquisition of the 65.23% stake in Grupo Pegaso Telecomunicaciones in mid September 2002 and the integration of the company with Telefónica Móviles’ operations in northern Mexico, Telefónica Móviles México has become Mexico’s number two cellular operator, with a license to operate across the whole of the country. Telefónica Móviles México ended December 2002 with more than 2.4 million customers, with net adds in 4Q02 of 164,765.

As regards Telefónica Móviles México’s financial results, it must be taken both into account that y-o-y comparison between 2002 and 2001 as well as 4Q02 with other quarters is distorted for two reasons. The northern Mexican operators were consolidated for the first time by the full integration method in July 2001, and therefore results for 2001 only include six months of operations. And second, since mid September financial results include the consolidation of Grupo Pegaso Telecomunicaciones integration.

For the whole of 2002, operating revenues for Telefónica Móviles Mexico were 465 million euros, while EBITDA amounted to a negative figure of 14.7 million euros. The EBITDA performance in 4Q02 was due to the inclusion of Grupo Pegaso Telecomunicaciones, a start-up operator. In any event, the company estimates that results for 4Q02 cannot be extrapolated to forthcoming quarters.

Finally, the launching of the GSM network roll-out in Mexico must be highlighted. According to company plans, throughout 2003 the country’s largest cities will have been covered. The deployment of the network will require capex of 500-600 million euros in 2003.

JANUARY - DECEMBER 2002 RESULTS                39

CELLULAR BUSINESS

Argentina

The Argentinean cellular market contracted throughout 2002, extending the trend started in the last quarter of 2001. The pace of decline was greater in the first half of the year than in the second, with an estimated penetration rate at year-end of 17%, versus 19% in 2001.

In line with this trend, TCP’s customer based at the end of December 2002 was 1,6 million, a year-over-year decrease of slightly less than 10%. Nonetheless, gross adds gathered momentum in the second half of the year, reaching a similar level in 4Q02 to the same period of 2001. Likewise, with a reduction in disconnections quarter after quarter, the churn rate for the full year was broadly unchanged from the year before.

As for financial results, TCP’s operating revenues in local currency in 2002 declined 10% year-over-year, in line with the contraction of its customer base. Increases in tariffs throughout the year helped partly offset the slowdown in the operator’s business.

Despite the lower sales volume, the company’s strict cost-control policy –with improvements in efficiency and productivity ratios, as well as stiff control over commercial expenses and bad debt ratios- fed through to growth in EBITDA, which for the full year 2002 was 47.8% higher, in pesos, than in 2001. The EBITDA margin reached approximately 25% of operating revenues in 2002.

Peru

The Peruvian cellular market grew rapidly throughout 2002, ending with 2.3 million customers. The estimated penetration rate at December 2002 was 8.5%, 2 percentage points higher than the year before and surpassing the country’s fixed-telephony penetration rate. In such a context, Telefónica Móviles Peru continued to lead the market, with a customer base of 1.2 million at the end of 2002 (year-over-year growth of 14%).

As for Telefónica Móviles Peru’s financial results, operating revenues in dollars for the whole of 2002 rose 7.5% year-over-year, due to growth in the customer base and increase in traffic -fuelled by the launch of prepaid cards in soles at the beginning of the year- partly offset by the lower ARPUs registered during the period. Higher revenues, coupled with cost rationalisation and control, underpinned an increase in EBITDA in 2002, in dollars, of 11.9%. The EBITDA margin was 33.6%, 1.3 percentage points higher than the year before, despite the increase in cumulative net adds in 2002 from 2001. In 4Q02, the EBITDA margin was practically unchanged from the same quarter the year before, despite the increased commercial activity in 2002.

Chile

Telefónica Móvil, a subsidiary of Telefónica CTC Chile managed by Telefónica Móviles, ended December 2002 with 1.8 million customers, with year-over-year growth of 17.8%. Prepaid customers’ weighting over the total customer base remained fairly stable throughout 2002 at 76%.

As regards financial results, the cumulative adjusted EBITDA margin in 2002 was 31.3% (+2.0 percentage points versus the same period of 2001).

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CELLULAR BUSINESS

Guatemala and El Salvador

At the end of December 2002, the total customer base managed by Telefónica Móviles’ operators in Guatemala and El Salvador was 328 thousand customers (97 thousand in Guatemala and 231 thousand in El Salvador), 1% lower than at the end of September. Throughout 2002, the operators’ commercial policy focused on high-value customers, which, while resulting in a smaller customer base, had a positive impact on results.

In this respect, combined EBITDA rose sharply (+44.0% in euros) thanks to tight cost control, with a combined EBITDA margin of 20.4% (+7.0 percentage points year-over-year increase).

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CELLULAR BUSINESS

TELEFÓNICA MÓVILES GROUP

SELECTED OPERATING DATA

Unaudited figures	(Thousands)
	CELLULAR CUSTOMERS

	December 2002	% Chg 02/01	Weighted (1)
T Móviles España	18,412	9.6	17,068
Brasicel	13,742	N.S.	4,054
TCP Argentina	1,617	(9.9)	1,468
T Móviles Perú	1,239	14.0	1,123
TEM El Salvador	231	(3.2)	193
TEM Guatemala	97	(38.0)	90
NewCom Wireless Puerto Rico (2)	169	(9.7)	—
Telefónica Móviles México	2,419	N.S.	2,063
Medi Telecom	1,601	43.9	465
Telefónica Móvil Chile (3)	1,849	17.8	807

Total Gestionados	41,376	38.9	27,333

(1)	Number of lines weighted for the Telefónica Group’s stake in each company.
(2)	Managed by TEM.
(3)	Managed by TEM and part-owned by the Telefónica Group.

TELEFÓNICA MÓVILES ESPAÑA

SELECTED OPERATING DATA

Unaudited figures	(Thousands)
	January - December

	2002	2001	% Chg.

Cellular subscribers	18,412	16,793	9.6
Contract	6,475	5,299	22.2
Prepaid	11,937	11,494	3.9

Subscribers net adds in year to date (a)	1,619	3,124	(48.2)
Contract	1,176	533	120.8
Prepaid	443	2,592	(82.9)

TME Penetration (b)	43.8%	40.5%	3.3p.p.
Total airtime minutes, in millions (a)	31.9	26.7	19.2
SMS	8,442	6,307	33.9
Employees	4,371	4,372	0.0

(a)	January-December accumulated data.
(b)	Telefónica Móviles España cellular lines / 100 inhabitants

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CELLULAR BUSINESS

    TELEFÓNICA MÓVILES GROUP: PARTICIPATED COMPANIES

    SELECTED OPERATING DATA

Unaudited figures	(Thousands)
	January—December
	2002	2001	% Chg.

Europe and Mediterranean area customers	20,013	17,914	11.7
Contract	6,589	5,372	22.6
Prepaid	13,423	12,542	7.0

Latin America customers (1)	19,345	10,124	91.1
Contract	4,868	3,255	49.6
Prepaid	14,478	6,869	110.8

Total airtime minutes (2)	43.8	37.2	17.6

(1)	Includes total customers from all operators in which holds an economic participation, except those from the brazilian operators contributed in December 2002 by Portugal Telecom to the Joint Venture in Brazil (Telesp Celular and a additional stake in CRT Celular). Grupo Pegaso Telecomunicaciones subscribers are included from September 2002. Excludes Chile and Puerto Rico.
(2)	January-December accumulated air minutes of TEM fully consolidated companies.

    TELEFÓNICA MÓVILES GROUP

    SELECTED FINANCIAL DATA

Unaudited figures	(Euros in millions)
	January—December
	2002		2001	% Chg.

Telefónica Móviles España
Operating Revenues	6,770.0		5,736.0	18.0
EBITDA	3,490.3		2,816.3	23.9
EBITDA Margin	51.6%		49.1%	2.5p.p.

Brazilian Companies (1)
Operating Revenues	1,160.3		1,206.1	(3.8)
EBITDA	425.8		448.4	(5.0)
EBITDA Margin	36.7%		37.2%	(0.5p.p. )

Telefónica Móviles México(2)
Operating Revenues	465.0		238.6	n.s.
EBITDA	(14.73)		10.4	n.s.
EBITDA Margin	(3.2%	)	4.3%	n.s.

TCP Argentina
Operating Revenues	194.8		724.9	(73.1)
EBITDA	48.3		109.0	(55.7)
EBITDA Margin	24.8%		15.0%	9.8p.p.

Telefónica Móviles Perú
Operating Revenues	282.5		276.7	2.1
EBITDA	95.0		89.3	6.3
EBITDA Margin	33.6%		32.3%	1.3p.p.

T. Móviles Guatemala and El Salvador
Operating Revenues	188.9		198.9	(5.0)
EBITDA	38.5		26.8	44.0
EBITDA Margin	20.4%		13.4%	7.0p.p.

(1)	TeleSudeste Celular, CRT Celular and TeleLeste.
(2)	Telefonica Mexico included Pegaso’s customers during 2002. The annual variations in the January-December period are not comparable, due to the changes in the consolidation perimeter brought about by the global integration of the operators in northern Mexico since July 2001 and consolidation through the global integration method of the Grupo Pegaso Telecomunicaciones since September 2002. As a result of the consolidation of financial statements after the integration of both the operators in northern Mexico and Grupo Pegaso Telecomunicaciones, for comparative purposes, the revenue shown here for 2001 and 2002 reflects the figures net of intragroup eliminations among these operators.

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    MOBILE BUSINESS OF TELEFÓNICA GROUP

    CONSOLIDATED INCOME STATEMENT

Unaudited figures	(Euros in millions)
	January - December				October - December
	2002	2001	% Chg.	2002	2001	% Chg.

Operating revenues	9,449.3	8,730.0	8.2	2,401.2	2,342.6	2.5
Internal expend capitalized in fixed assets (1)	75.3	128.6	(41.4)	9.6	45.0	(78.8)
Operating expenses	(5,600.3)	(5,250.9)	6.7	(1,458.2)	(1,499.0)	(2.7)
Other operating income (expense) net	(94.3)	(189.3)	(50.2)	(28.0)	(61.0)	(54.1)

EBITDA	3,830.0	3,418.3	12.0	924.5	827.7	11.7

Depreciation and amortization	(1,391.9)	(1,331.8)	4.5	(349.3)	(335.1)	4.2

Operating profit	2,438.1	2,086.6	16.8	575.2	492.6	16.8

Profit from associated companies	(159.5)	(119.2)	33.8	(41.3)	(23.2)	78.3
Financial income (expense) net	(364.1)	(384.6)	(5.3)	(126.7)	(102.7)	23.4
Amortization of goodwill	(101.6)	(73.2)	38.7	(30.0)	(29.2)	2.6
Extraordinary income (expense) net	(12,077.8)	(119.1)	n.s.	(7,189.0)	(31.2)	n.s.

Income before taxes	(10,264.8)	1,390.5	C.S.	(6,811.8)	306.4	c.s.

Income taxes	2,130.4	(622.5)	C.S.	2,734.4	(127.0)	c.s.

Net income before minority interests	(8,134.4)	768.0	C.S.	(4,077.4)	179.3	c.s.

Minority interests	4,389.9	91.8	N.S.	4,269.4	35.9	N.S.

Net income	(3,744.5)	859.7	C.S.	192.0	215.2	(10.8)

(1)	Including works in progress.

JANUARY - DECEMBER 2002 RESULTS                44

CELLULAR BUSINESS

    Telefónica Móviles Group

    Consolidated Income Statement

Unaudited figures	(Euros in millions)
	January - December			October - December

	2002	2001	% Chg.	2002	2001	% Chg.

Operating revenues	9,139.8	8,411.1	8.7	2,310.8	2,242.6	3.0
Operating expenses	(5,364.8)	(4,999.7)	7.3	(1,327.5)	(1,385.7)	(4.2)
Other operating income (expense) net	(39.2)	(77.7)	(49.5)	(86.3)	(52.5)	64.4

EBITDA	3,735.8	3,333.7	12.1	897.0	804.4	11.5

Depreciation and amortization	(1,316.4)	(1,258.2)	4.6	(327.6)	(312.6)	4.8

Operating profit	2,419.4	2,075.5	16.6	569.4	491.8	15.8

Profit from associated companies	(159.5)	(119.2)	33.8	(41.3)	(23.2)	78.0
Financial income (expense) net	(316.2)	(328.1)	(3.6)	(115.0)	(91.5)	25.7
Amortization of goodwill	(87.1)	(53.8)	61.9	(25.9)	(23.4)	10.7
Extraordinary income (expense) net	(12,075.9)	(100.7)	N.S.	(7,187.5)	(22.8)	N.S.

Income before taxes	(10,219.3)	1,473.7	C.S.	(6,800.3)	330.9	C.S.

Income taxes	2,130.8	(628.8)	C.S.	2,738.2	(133.4)	C.S.

Net income before minority interests	(8,088.5)	845.0	C.S.	(4,062.1)	197.5	C.S.

Minority interests	4,364.0	48.4	N.S.	4,260.8	25.7	N.S.

Net income	(3,724.5)	893.4	C.S.	198.7	223.2	(11.0)

JANUARY - DECEMBER 2002 RESULTS                45

DATA BUSINESS

Telefónica Data Group

Throughout fiscal year 2002, Telefónica Data Group placed special emphasis on the profitable growth of revenues and took steps to improve its operations and enhance efficiency, as well as put its business portfolio in order. These activities took place in an economic environment in which most corporate clients continued postponing investments and spending on Information Technology. In addition, the economic troubles of the Latin American countries in which Telefónica Data operates adversely affected the Group’s performance in both the operational and financial spheres.

In line with the announced goal of reviewing Telefónica Data Group’s presence in countries where the critical mass was too small to permit profitable future returns on investments, ETI (a subsidiary in Austria) was sold in the second quarter of 2002 and Telefónica Data’s subsidiary in Uruguay was sold in the fourth quarter. Hence, Telefónica Data’s consolidated financial results include Atlanet (a subsidiary in Italy) by the equity method from July 2002 on, Data Uruguay from April 2002 through October 2002. As part of the configuration of Telefónica Soluciones as business line to provide systems and consulting services to clients, the Art Media company was transferred to the Group (from Telefónica de Contenidos), thereby consolidating a second half-year of operations by the global integration method.

It must be mentioned that in February 2003, Toto-Lotto Niedersachsen GmbH (TLN), which operates a lottery for the German state of Lower Saxony, chose Telefónica Deutschland GmbH to modernize and operate a new telecommunications network that will provide service to Toto-Lotto’s 2,782 points of sale. The agreement has an initial term of five-years and will generate an estimated 15 million euros of revenues. Telefónica Data Group’s operating revenues totaled 1,731.4 million euros in 2002, 6.4% less than the previous fiscal year. The revenue trend in this period was strongly affected by the change in exchange rates in Latin America and the changes in the consolidation perimeter. Without these two effects, revenues would have grown by approximately 8%. Revenues growth at a constant exchange rate would have been 3%.

To lay the basis for future revenues growth, the Group’s ability to offer value-added services based on broadband and DataCenter (eBA concept) operations has been reinforced. Customer service has also been strengthened by the introduction of Service Managers (technical personnel responsible for pre and post-sale services).

Concrete programs were developed in fiscal year 2002 to improve operating efficiency by maintaining strict control over investments and spending (operating expenses –15.7% y-o-y). As a result of the efforts made to enhance profitability, the Group’s cumulative EBITDA grew to 169.9 million euros in 2002, compared to 23.6 million euros in 2001. The EBITDA margin reached 9.8%, reflecting an 8.5 percentage points improvement over the previous year. Considering the same consolidation perimeter as in the previous year and eliminating the effects of exchange rate variation in Latin America, the improvement in EBITDA margin would have been 8 percentage points.

The investment containment policy resulted in a cut of 53.8% from the previous year’s investment spending, to 225.7 million euros for fiscal year 2002. Most investments were geographically concentrated in two countries: Spain and Brazil.

JANUARY - DECEMBER 2002 RESULTS                46

DATA BUSINESS

Incumbent Markets

In Spain, Telefónica Data focused on the provision of value-added managed services to Corporate Clients over the course of 2002.

In view of Telefónica Data’s new organizational structure (with a concentration on systems activities and consulting for clients in the Solutions Business Line), the financial results for Spain are compared to the pro forma results for 2001, without incorporating Telefónica Sistemas’ results in Spain.

Total revenues continued to grow at a stable and sustained pace over the course of 2002 (5.0% increase over the previous year), to reach a total of 775 million euros. Not including the previous year’s non-recurring ISP business revenues, which was transferred to Telefónica de España during the last quarter of 2001, growth would have been approximately 11%.

The main drivers of growth were the businesses providing Virtual Private Networks (VPN´s) and Internet Access for Large-Scale Clients and Corporations. These generated 95% of revenues at Telefónica Data España Group, with total connections growing by 60%. There was also high growth in the international IP traffic business, a business segment in which Telefónica Data is the leader.

Revenues from the Hosting business were 42% higher than in the previous year, reaching 32 million euros, thus consolidating Telefónica Data’s position in this new type of services. The improvement came from the traditional Housing services as from the development and launching of new services such as managed services, cooperative mail and network storage, server consolidation, and remote access to applications (DataOficina).

The enhancement of operating efficiency and costs control enabled the increase in EBITDA up to 184.9 million euros, with a 23.9% margin. This is a 18% improvement over the previous year and 1 percentage point increase in the EBITDA margin.

In Latin America, amid economic recession and unfavorable changes in the region’s exchange rates, significant progress has been made in local currency revenue and in cost and capex containment.

Revenues in Argentina, Brazil, Chile, and Peru totaled 344.0 million euros in 2002, reflecting a 20.1% contraction from the previous year. Revenues would have grown by 16% if the Argentine exchange rate effect had been excluded, and by 30% if the exchange rate effect for the four Latin American countries had been excluded.

EBITDA totaled 54 million euros, a 74% increase from the previous year’s figure and improving the margin over revenues from 7.2% in 2001 to 15.7% in 2002.

A strong market position was maintained in Brazil throughout the year, improving revenues by 48% increase in local currency. Provision of services outside of Sao Paulo began in 2002, and the assets needed to provide Switched IP Access service and ADSL (Speedy Link) broadband access in the Sao Paulo area were sold to Telesp in the fourth quarter of the year. Telefónica Data’s EBITDA in Brazil came to 55.5 million reals, improving the margin over revenues 10 percentage points to 13.8%.

JANUARY - DECEMBER 2002 RESULTS                47

DATA BUSINESS

Argentina’s depressed economic condition hit the corporate market hard. Management efforts focused on adapting operations to the prevailing macroeconomic conditions through renegotiation of contracts, definition of payment procedures designed to reduce uncertainty, control over bad debt, and strong containment of capex.

In Chile, revenues in local currency increased by 24% from the year before, to 40,010.5 million pesos, keeping an EBITDA margin of 18.6%. The most striking event in this area is the trend in international services.

In 2002, Telefónica Data held its ground in the Peruvian market, with revenues in local currency growing by 4% to 246.2 million new sols. EBITDA improved quite substantially, reaching an EBITDA margin of 15.8%.

Expanding Markets

Revenues reached 399.9 million euros in Germany and the United Kingdom (Telefónica Deutschland), 8.3% less than in the same period of the previous fiscal year. The migration of clients to broadband services and the application of the lower interconnection prices to final clients imposed by the regulatory authority were the main reason for the slide in revenues. In narrowband Internet access services, Telefónica Deutschland was the first and only IP operator to fully adapt its network to the new interconnection opportunities, allowing connection at local tariffs throughout the German territory. The cost efficiencies thus achieved have allowed the Group to attract major ISP clients, thereby strengthening Telefónica Deutschland’s position as the premiere alternative supplier of this type of service in Germany. Telefónica Deutschland’s subsidiary in the United Kingdom forged ahead with its consolidation process, thanks essentially to the provision of Internet access services to large ISPs.

In the area of broadband access services, Telefónica Deutschland is also the first and only alternative operator to have installed a national connectivity and DSL-based IP transport platform. At the end of its first three months in operation, the platform was already being used by a large number of ISPs and had 30,000 DSL users.

Telefónica Deutschland’s EBITDA amounted to 25.1 million euros, 15.7% less than in 2001. Its British subsidiary made the largest contribution to margin growth.

For the North and South American countries where Telefónica Data Group operates as a new entrant, revenues totaled 48.1 million euros, reflecting 11.6% growth over fiscal year 2001. The Group reviewed each operation’s strategy and viability in 2002, increasing its equity stake in TData Colombia, shutting down its operation in Uruguay, and redefining its strategies for the United States and Mexico. U.S. operations were focused around the Data Center in Miami (to capture U.S. clients with interests in Latin America), while Mexican operations aimed at providing support to the operations in the United States and searching for synergies with other Telefónica Group companies in the country.

The American’s new entrant market’s contribution to Telefónica Data’s consolidated EBITDA amounted to –30.3 million euros, improving its margin to 8 percentage points versus 2001 fiscal year.

JANUARY - DECEMBER 2002 RESULTS                48

DATA BUSINESS

Solutions

At the end of fiscal year 2002, this new systems and consulting unit was still in the process of restructuring, with the initial addition of four companies previously responsible for these activities in the Telefónica Group: Telefónica Sistemas, Katalyx, Art Media, and Telefónica Mobile Solutions.

The Solutions unit’s financial results include those for Telefónica Sistemas and the second-half operations of Art Media. Operating revenues amounted to 82 million euros in 2002, with a negative EBITDA of 6 million euros.

International Network

Significant efforts were made to make the International Networking business unit’s assets profitable in 2002. Contracts with third parties were renegotiated, new services were introduced, and the unit responsible for providing commercial service to global clients was strengthened.

Revenues from International Networking totaled 87 million euros in 2002, and growth over the previous year amounted to 42%. EBITDA totaled -9.5 million euros in 2002, 69% better than in 2001 (-30.7 million euros).

    TELEFóNICA DATA GROUP

    CONSOLIDATED INCOME STATEMENT

Unaudited figures	(Euros in millions)
	January - December			October - December

	2002	2001	% Chg.	2002	2001	% Chg.

Operating revenues	1,731.4	1.849.7	(6.4)	431.0	484.3	(11.0)
Internal expend capitalized in fixed assets (1)	9.9	21.2	(53.2)	3.6	12.3	(70.8)
Operating expenses	(1,553.3)	(1,841.6)	(15.7)	(365.1)	(504.1)	(27.6)
Other operating income (expense) net	(18.1)	(5.7)	219.8	(10.4)	(1.6)	N.S.

EBITDA	169.9	23.6	620.1	59.0	(9.2)	C.S.

Depreciation and amortization	(198.3)	(189.8)	4.5	(44.0)	(54.9)	(20.0)

Operating profit	(28.4)	(166.2)	(82.9)	15.1	(64.2)	C.S.

Profit from associated companies	(38.7)	(5.1)	N.S.	(12.0)	(5.7)	111.5
Financial income (expense) net	(76.8)	(58.7)	31.0	(11.7)	(22.4)	(47.7)
Amortization of goodwill	(68.2)	(101.3)	(32.7)	(7.8)	(37.9)	(79.5)
Extraordinary income (expense) net	(836.8)	(272.8)	206.7	(95.5)	(272.1)	(64.9)

Income before taxes	(1,048.9)	(604.1)	73.6	(111.9)	(402.2)	(72.2)

Income taxes	547.8	56.2	N.S.	128.2	45.5	181.5

Net income before minority interests	(501.1)	(547.9)	(8.5)	16.4	(356.7)	C.S.

Minority interests	36.4	61.7	(41.0)	(0.9)	17.4	C.S.

Net income	(464.7)	(486.2)	(4.4)	15.4	(339.3)	C.S.

(1)	Including works in progress.

JANUARY - DECEMBER 2002 RESULTS                49

MEDIA BUSINESS

Admira Media Group

Grupo Admira Media’s split into a media division (Corporación Admira Media) and a holding company for all the group’s investments in content and pay TV (Telefónica de Contenidos) had not formally concluded as of the fiscal year’s end. Accordingly, the financial results for the fiscal year ended December 31, 2002, are jointly published, reflecting the same consolidation perimeter used by Admira at the beginning of the year.

Among the most important events of the fourth quarter was the Spanish government’s approval of the integration between the Canal Satélite Digital and Vía Digital digital platforms on November 29, 2002. The approval is contingent on the fulfillment of 24 general conditions and another 14 consitions that regulate the use of broadcast rights for football. Following examination of those conditions, Sogecable and Telefónica approved the merger’s continuation on January 29, 2003. They also asked the Supreme Court to overrule some of the conditions limiting price fixing and marketing or strategic agreements between the two companies. The final agreement will give Telefónica a larger holding than the other two partners (Grupo Prisa and Groupe Canal +). Each of these will control 16.38% at the end of the process. Telefónica will waive the voting rights conferred on it by the portion of its equity that exceeds the other two partners’ individual stakes.

On January 7, 2003, Telefónica Group exercised its purchase option over an additional 11.72% of Antena 3’s capital, owned by Banco Santander Central Hispano.

A chief aspect of operations for the fiscal year was the trend in the advertising market for Broadcast Television and Radio. However, the leading markets in which Admira operates began to recover in the fourth quarter of 2002. This should have a direct positive effect on the results of the Broadcast Television and Radio businesses (Antena 3, Onda Cero, ATCO) in the short term and on those of the content production businesses (mainly Endemol) in the medium term.

Note as well that the businesses in Argentina (Corporación Admira Media as well as Telefónica de Contenidos) continued to suffer in fiscal year 2002 due to recession in the Argentine economy and the devaluation of the peso.

In regards to the financial results for 2002, Grupo Admira Media (Corporación Admira + Telefónica de Contenidos) reported 1,076.2 million euros of consolidated revenues, 23.3% less than the previous year. These revenues contraction were chiefly concentrated in ATCO (-183 million euros), reflecting the Argentine crisis and the peso’s devaluation. Other contributing factors were a 71 million euros decline at Onda Cero due to the change of consolidation method, after been acquired by Antena3 and a 45 million euros drop at Endemol, mainly due to the crisis in its traditional European markets. As with the consolidation perimeter and excluding the devaluation’s effect on the Argentine peso, consolidated revenues would have been 1,260.0 million euros, 10.6% below the previous year’s.

In EBITDA terms, Grupo Admira Media reported a positive consolidated result of 114.5 million euros, 24.9% less than it earned in 2001. But it should be noted that the consolidated EBITDA margin remained at 10.6%, the same level as in 2001, thanks mainly to Endemol’s higher profitability from the use of its various formats.

JANUARY - DECEMBER 2002 RESULTS                50

MEDIA BUSINESS

The negative impact of the extraordinary year-end results amounts to 530.2 million euros. Outstanding among individual contributions for the fourth quarter of 2002 was the impairment in the consolidated goodwill for investment in the Pearson Group 173.4 million euros. The fiscal year’s cumulative performance on extraordinary results was affected in negative 162,8million euros, after the sale of Azul TV.

CAPEX in 2002 totaled 76.1 million euros, 42.6% less than in 2001.

Telefónica Contenidos

Endemol

Endemol Goup recorded 868.8 million euros of consolidated revenues in fiscal year 2002, a 5% decline from the previous year. The contraction was caused by the audiovisual market crisis in Endemol’s leading markets (Holland, Germany, and Italy). To adapt to the situation, Endemol carried out a far-reaching restructuring, especially in Holland and Germany; where headcount was reduced by 23% over the course of 2002.

Thanks to the positive trend prevailing in other countries, Endemol has become less dependent on its traditional markets. Of special importance is the business trend in France, Spain, and the United Kingdom. Specifically, revenues were up 28% in France, 19% in Spain, and 21% in the United Kingdom. The Operación Triunfo format has made a crucial contribution in those three countries, helping to generate sources of revenues other than just production; among them are telephone calls, text messaging, content marketing through the Internet, and others. On September 17, 2002 Endemol increased its stake in Gestmusic, the Spanish producer that created the format, from 60% to 100%.

In EBITDA terms, Grupo Endemol earned 151.1 million euros in 2002, not far from the previous year’s figure. As a result, EBITDA margin improved from 16.5% in 2001 to 17.4% in 2002. That improvement was achieved through vigorous cost control in the countries whose audiovisual markets are in crisis, thanks to restructuring, along with improved margins in the exploitation of traditional formats and the high profitability of new formats (calls, SMS, music royalties, etc.).

Vía Digital

Over the course of fiscal year 2002 Vía Digital pursued a strategy aimed at improving the quality of its customer base, putting a broader variety of packages on the market, and enhancing operating efficiency. The Company had 775,000 subscribers as of the fiscal year-end, 4% less than a year earlier. This decline reflected the strategy to improve the quality of the customer base and the fight against piracy.

Vía Digital’s revenues reached 335.8 million euros, reflecting a 23.3% growth over 2001. These revenues were produced by the combined effect of the improvements in customer quality and product configuration.

The Company’s EBITDA totalled –222.5 million euros in fiscal year 2002, a 15.3% improvement over the previous year, attributable to a determined cost rationalization policy.

JANUARY - DECEMBER 2002 RESULTS                51

MEDIA BUSINESS

Corporación Admira Media

Antena 3

The advertising market for Broadcast Television and Radio in Spain staged a 1.4% cumulative recovery over 2001, though it was still 7.1% below the level of 2000. The fourth quarter of 2002 witnessed an 8% gain vs. the same period of the previous year.

To understand Antena 3 Televisión’s financial results for 2002, it is necessary to recognize the combined impact of TVE’s aggressive tariff policy (cutting advertising prices and increasing the time allocated to advertising) with the success of other formats marketed by competitors and the general market climate described above. These factors were partially offset by the enormous success of the 2002 World Cup tournament’s broadcast.

It is important to note that Antena 3 ranked second in audience share for 2002 with a 20.2% share (only 0.3 percentage points less than the previous year’s level), the same figure as Tele 5 (which lost 0.9 percentage points). Antena 3 was exceeded only by TVE, whose share audience amounted to 32.4% (La Primera + La 2).

Antena 3’s share of the advertising market during the year came to 25.9%, compared to 27.3% in the previous year (a decline of 1.4 percentage points), while Tele 5 reported a 26.7% share (0.9 percentage points less than in 2001) and TVE enjoyed a 31.8% share (gaining 3.1 percentage points over the previous year).

In the financials, revenues totaled 523.9 million euros, 1.6% below the level of 2001. EBITDA came to 52.9 million euros (51.9% below the previous year’s level) and was mainly affected by the purchase of broadcast rights for the 2002 World Cup.

Antena 3’s acquisition of the Onda Cero Radio network was completed in 2002, giving rise to an integrated media group in Spain.

Onda Cero

Analysis of the 2002 financial results must take into account certain relevant facts: on one hand, Onda Cero Radio obtained operating control of the stations that broadcast Onda Cero in Murcia, Galicia, the Canary Islands, and Castilla-León over the course of the year. In addition, several broadcasters in different parts of Spain were acquired in September 2002.

According to data from the third wave of EGM 2002- Onda Cero is in second place in the Spanish radio market with 2.1 million listeners and an 18.7% audience share.

At the end of fiscal year 2002, Onda Cero reported 76.5 million euros in revenues, 8.1% more than the previous year. Its progress was due to the good performance mainly of local sales vis-à-vis network sales, which are more sensitive to the business cycle.

EBITDA was 39.4% higher than in 2001. The year’s loss was 3.6 million euros, compared with a 5.9 million euros in the previous year. This shift stemmed mainly from improving revenue and progress in cost control.

JANUARY - DECEMBER 2002 RESULTS                52

MEDIA BUSINESS

ATCO

Telefé’s activity over the course of 2002 was seriously impacted by the crisis in Argentina.

This effect has been felt in the advertising market, most strongly in the first half of the year (a 54.2% contraction as of June 2002 from the same period of the previous year). The market enjoyed a modest recovery in the last quarter, ending the year with a 30% cumulative retreat. Note that the crisis was not confined to the advertising market. Both Telefé’s revenue and costs suffered, because some of the latter are linked to the U.S. dollar.

All this produced a drastic decline in the Company’s EBITDA margin. ATCO reported 162.7 million pesos in revenue in 2002, compared with 211.9 million pesos in 2001 (23.2% lower). Since ATCO has a relatively rigid cost structure (as is customary in the industry) and, as mentioned above, a large part of its costs are tied to the U.S. dollar, the Company’s cost control efforts were not strongly reflected in EBITDA; which was 38.1 million pesos in 2002, compared with 1.8 million pesos in 2001.

Despite the industry’s financial troubles, Telefé continued to be the market’s audience leader, with a 31.9% share of listeners (down 8.3 percentage points from the previous year), followed by Canal 13 with a 29.2% share.

JANUARY - DECEMBER 2002 RESULTS                53

MEDIA BUSINESS

ADMIRA MEDIA GROUP

CONSOLIDATED INCOME STATEMENT

Unaudited figures	(Euros in millions)
	January - December			October - December

	2002	2001	% Chg.	2002	2001	% Chg.

Operating revenues	1,076.2	1,403.1	(23.3)	352.0	397.2	(11.4)
Internal expend capitalized in fixed assets (1)	0.5	0.3	43.8	0.1	0.2	(25.0)
Operating expenses	(964.4)	(1,258.0)	(23.3)	(316.1)	(333.3)	(5.2)
Other operating income (expense) net	2.2	7.1	(68.7)	0.9	6.3	(86.3)

EBITDA	114.5	152.5	(24.9)	36.9	70.3	(47.6)

Depreciation and amortization	(49.6)	(75.4)	(34.3)	(9.8)	(17.4)	(43.4)

Operating profit	64.9	77.1	(15.8)	27.0	53.0	(49.0)

Profit from associated companies	(191.3)	(184.5)	3.7	(13.0)	(72.0)	(81.9)
Antena 3TV	(17.1)	22.8	c.s.	15.9	6.4	147.7
Via Digital	(116.6)	(162.6)	(28.3)	(16.2)	(59.8)	(72.9)
Others	(57.7)	(44.7)	29.0	(12.7)	(18.6)	(31.9)
Financial income (expense) net	(133.5)	(113.6)	17.6	(19.6)	(40.4)	(51.7)
Amortization of goodwill	(94.5)	(114.8)	(17.7)	(25.1)	(32.9)	(23.8)
Extraordinary income (expense) net	(530.2)	(69.6)	N.S.	(361.8)	(10.3)	N.S.

Income before taxes	(884.7)	(405.4)	118.2	(392.5)	(102.7)	282.0

Income taxes	217.0	58.0	274.2	97.3	26.8	263.5

Net income before minority interests	(667.7)	(347.4)	92.2	(295.2)	(76.0)	288.6

Minority interests	(1.5)	0.2	C.S.	0.3	(11.5)	C.S.

Net income	(669.2)	(347.2)	92.7	(295.0)	(87.4)	237.4

(1)	Including works in progress.
Note:	Onda Cero consolidated within Antena 3 in 2002.

JANUARY - DECEMBER 2002 RESULTS                54

INTERNET BUSINESS

Terra Lycos Group

Unfavorable macroeconomic conditions, coupled with the absence of a clear recovery in the advertising business, especially in the United States, significantly impacted the financial results for fiscal year 2002. In addition, the exchange rates evolution in Latin America have had a negative effect on the year results.

The company’s customer base reached 5.9 million in the period, reflecting 25% growth over the previous year. 3.1 million of the customer base are pay clients (52,5% of the total) an 16.5 percentage points improvement in the proportion represented by these clients. Nearly half the pay clients (1.7 million) are providers of communication and portal services (OBP + CSP); this confirms the Company’s commitment to the OBP (Open, Basic, Premium) business model. The growth of pay products and services led revenue from this larger supply to reach 13% of the total. The remaining 1.4 million clients come from the access service.

The substantial growth of pay clients (a net addition of 1,400,000 subscribers) for the year was based on a positive trend in the communication and portal service businesses, which accounted for over 93% of the total increase. The access business grew 7.7% from December 2001, mainly due to a 62% expansion of the installed ADSL infrastructure. There were 378,000 connections by the end of the year.

The continued geographic diversification of income sources has offset diverging business trends. Falling revenues in the United States (-35% for the year) increased the pressure on the global media business and depressed Lycos’ contribution to 35% of the Group’s total revenues. Despite the uncertainty prevailing in the Latin American markets, the region generated growth in euro-denominated revenues, thanks to the strong performance of the media and access businesses. Of particular note was the rapid growth of the ADSL customer base, especially in Brazil, to practically double the previous year’s level. Spain, Brazil, and Mexico now generate more than 50% of the Group’s revenues.

In this environment, Terra Lycos generated a total revenues of 134.5 million current euros during the fourth quarter of 2002. If the average exchange rates in effect at the end of September were applied, revenues would have totaled 173 million euros, in line with the forecast of 160-170 million euros issued by the Company for the fourth quarter based on those exchange rates. Fourth quarter EBITDA was -25.4 million euros, 47.3% below the level recorded in the third quarter. This illustrates the company’s positive quarter-to-quarter trend, based on a steady focus on cost cutting that is allowing it to offset revenues trends.

Revenues for fiscal year 2002 amounted to 600.0 million euros, 13.0% less than the previous year. The decline in consolidated revenues stemmed from falling media revenues (-20% year over year), which was in turn due mainly to the negative impact of the advertising crisis on U.S. revenues. Media services contributed 42.2% of total revenues, with the remaining coming from Access (57.8%). EBITDA for fiscal year 2002 was -141.7 million euros, although the loss was 118.3 million euros smaller than in the previous fiscal year.

During the last quarter of fiscal year 2002 Terra Lycos continued to launch new products and services in an effort to strengthen its competitive position. The company

JANUARY - DECEMBER 2002 RESULTS                55

INTERNET BUSINESS

introduced “LiveCharts Plus”, a new subscription service brought out by Lycos Finance; “Lycos Insite 2.0”, an improved version of the existing corporate marketing platform; and a new version of HotBot and Rumbo (comprehensive Internet-based travel and tourist services) in Colombia. All told, the Company now has a presence in the seven largest Latin American countries. Rumbo has become the leading online travel agency in Spain, and extended its presence to five Latin American countries in 2002.

Terra Lycos pursued the goal of enhancing efficiency and control of operating expenses during the year. This policy has resulted in a reduction of communication costs and a containment of marketing, content, and personnel expenses, the latter having fallen by 19% for the year. The company continued to adapt its structure to the trends in the business, as is shown by the additional 21% cut in personnel at Lycos in October. That puts the overall headcount reduction at 15% by the end of the fiscal year. Still another staff cut, amounting to 22%, was undertaken at Lycos after the fiscal year had ended.

Terra Lycos continued to have a positive cash position, amounting to 1,751 million euros at the end of the fourth quarter of 2002.

Telefónica and Terra Lycos signed a new cooperation agreement in early February 2003. The new strategic alliance, which reinforces Terra Lycos’ long-term business model and tailors it to the market’s current conditions, takes advantage of the complementary relationship between the fixed telephony operations of Telefónica and Terra Lycos in all the markets where both companies operate. The agreement implies a new type of relationship based on strategy alignment and the use of both companies’ strengths to drive market growth. Hence, the agreement facilitates profitable medium- and long-term growth for Terra Lycos and enhances its relations with the rest of the Telefónica Group.

As a result of the agreement, Terra Lycos is guaranteed a minimum annual value equivalent to 78.5 million euros, reflecting the difference between the revenue produced by the services it renders under the Framework Contract and the costs and investments directly associated with those services. The alliance will last six years, with the possibility of automatic annual renewals thereafter.

At the end of last year, Terra Lycos wrote down 1,428 million euros, in an effort to adapt the value of past investments to current market conditions. This was an exercise in transparency and the application of conservative accounting practices.

Re-statement of goodwill amounted to 857 million euros, 81% of which reflects the acquisition of Lycos. Amortization of tax credits stood at 453 million euros. While these measures involved no cash outlays whatsoever, they did result in a 2,009 million euros net loss for the 2002 fiscal year.

JANUARY - DECEMBER 2002 RESULTS                56

INTERNET BUSINESS

    TERRA LYCOS GROUP

    SELECTED OPERATING DATA

Unaudited figures

	December

	2002	2001	% Chg.

Total Subscribers (million)	5.9	4.7	25.0
Access Subscribers (million)	4.1	4.3	(4.7)
% Pay	34.0%	30.0%
% Free	66.0%	70.0%
ADSL (thousand)	378	233	62.2
Spain	125	109	14.7
Latam	253	124	104.0

Comm. Services+Portal Subscribers (million)	1.70	0.4	325.0

Total Pay Subscribers (million)	3.10	1.7	82.4
Access	45.0%	78.0%	(42.3)
Communication Services+Portal	55.0%	22.0%

Average daily page views (million)	368	500	(26.4)
Unique users (million)	120	111	8.1

    TERRA LYCOS GROUP

    CONSOLIDATED INCOME STATEMENT

Unaudited figures	(Euros in millions)

	January - December			October - December

	2002	2001	% Chg.	2002	2001	% Chg.

Operating revenues	600.0	690.0	(13.0)	134.5	163.4	(17.7)
Internal expend capitalized in fixed assets (1)	1.7	2.5	(33.3)	0.9	2.1	(59.2)
Operating expenses	(741.5)	(930.0)	(20.3)	(174.3)	(208.4)	(16.3)
Other operating income (expense) net	(1.8)	(22.5)	(91.8)	13.6	(5.3)	C.S.

EBITDA	(141.7)	(260.0)	(45.5)	(25.4)	(48.1)	(47.3)

Depreciation and amortization	(142.7)	(157.4)	(9.3)	(32.3)	(48.1)	(32.8)

Operating profit	(284.4)	(417.5)	(31.9)	(57.7)	(96.2)	(40.0)

Profit from associated companies	(148.9)	(181.7)	(18.1)	(88.7)	(8.7)	N.S.
Financial income (expense) net	63.5	126.3	(49.7)	14.2	29.7	(52.1)
Amortization of goodwill	(252.6)	(383.5)	(34.1)	(61.5)	(63.2)	(2.7)
Extraordinary income (expense) net	(1,046.3)	(74.9)	N.S.	(1,047.2)	(43.4)	N.S.

Income before taxes	(1,668.7)	(931.3)	79.2	(1,240.8)	(181.9)	N.S.

Income taxes	(342.6)	363.4	C.S.	(435.4)	88.4	C.S.

Net income before minority interests	(2,011.3)	(567.9)	254.1	(1,676.1)	(93.5)	N.S.

Minority interests	2.4	1.6	48.8	(0.6)	0.5	C.S.

Net income	(2,008.9)	(566.3)	254.7	(1,676.7)	(93.0)	N.S.

(1)	Including works in progress.

JANUARY - DECEMBER 2002 RESULTS                57

DIRECTORIES BUSINESS

Telefónica’s Directory Business

In fiscal year 2002, the difficult macroeconomic scenario in various Latin American markets and the depreciations in those countries’ exchange rates had a significant impact on business at Grupo TPI. In spite of those factors, consolidated operating revenues grew 4.1% year over year, to 532.8 million euros. As a result of cost rationalization efforts EBITDA was 150.1 million euros, 16.6% higher than in 2001. Net income rose 16.2% to 75.4 million euros. These results can be explained by the following factors:

■	The strong performance of TPI España, whose advertising revenues rose 5.7% to 373. 9 million euros in spite of the general weakness of the advertising market in Spain. In the publishing business, 78 Yellow Pages directories were published, compared to 67 in the previous year. The 61 White Pages directories published in 2002 equaled the previous year’s number.

■	From the beginning of the year, TPI Perú’s incorporation into the Group’s consolidated accounts contributed 33.9 million euros of revenues and 4.4 million euros of EBITDA. The growth rates for these indicators were 4.4% and 69.9%, respectively, in local currency. A 7.6% book-to-book growth rate and the renegotiation of the contract with the operator, coinciding with its acquisition by TPI, partially explain this strong expansion of EBITDA.

■	The Chilean subsidiary (Publiguias) corroborated the year’s positive trend; its revenues in local currency were 13.6% higher, and its EBITDA increased 33.2%. These growth rates helped to offset the impact of the Chilean peso depreciation. Publiguias has published a total of 10 directories, achieving a 6% book-to-book growth rate measured in local currency, thanks to a 6.2% increase in average revenue per client. Its EBITDA margin improved 5 percentage points to 35.0%, thanks to enhanced operating efficiency and the new contract signed with the operator Telefónica CTC Chile in mid-2001.

■	In Brazil, revenue decreased 42.4% in local currency, due to cancellation of the contract with Listel and a smaller production run for the Telesp White Pages. Advertising revenues from publication of the GuiaMais product was up 13% in local currency, and accounted for 84% of operating revenues from Brazil. Moreover, the good results of the cost reduction policies applied in Brazil and the depreciation of the Brazilian real improved the negative EBITDA by 22.4% , to -12.8 million euros.

Despite the depreciation experienced by various Latin American currencies, the strong performance of our subsidiaries, the cost cutting policy and the introduction of operating efficiency measures (operating profits improved in all countries) made it possible to achieve consolidated operating revenues targets (+3/5%) and EBITDA targets (+13/16%)            , by the end of the year.

TPI España contributed 76% of Group revenues in 2002, as well as contributing 89.3% to consolidated EBITDA. Advertising revenues grew 5.7% to reach 373.9 million euros, due mainly to organic, book-to-book growth, in the Yellow Pages and White Pages lines (+3.3% and +7.4%, respectively). It is important to mention the good performance of the Internet directory product, with revenues growing 35.6% over the same period last year. The unique user’s number exceeded 30.5 million, and more than 620 million

JANUARY - DECEMBER 2002 RESULTS                58

DIRECTORIES BUSINESS

pages viewed. These figures represent increases of 53.8% and 37.2%, respectively, over the previous year.

Latin America generated the remaining 24% of revenue and contributed a 16.1 million-euro positive EBITDA (10.7% of the total) to the Group. By contrast, EBITDA stood at

    TPI GROUP - YELLOW PAGES

    OPERATING FIGURES IN SPAIN

Unaudited figures

	December
	2002	2001	% Chg.

Books Published
Yellow Pages*	78	67	16.4
White Pages	61	61	0.0

(Euro million)
Revenue Breakdown
Advertising	373.9	353.9	5.7
Publishing	347.4	334.0	4.0
Yellow Pages	285.7	276.5	3.3
White Pages	60.6	56.5	7.4
Others	1.1	1.1	0.0
Internet	22.8	16.8	35.7
Operator Assisted Yellow Pages	3.4	3.1	9.1
Others	0.4	0.0	n.s.
Operator	24.2	25.6	(5.4)
Other	4.2	4.3	(1.6)

(*)	Includes business/residential splits.
Note:	Includes all directory businesses of Telefónica Group from January 1, 2001.

    DIRECTORIES BUSINESS OF TELEFÓNICA GROUP

    CONSOLIDATED INCOME STATEMENT

Unaudited figures	(Euros in millions)
	January - December				October - December
	2002	2001	% Chg.	2002	2001	% Chg.

Operating revenues	550.5	619.5	(11.2)	134.9	198.1	(31.9)
Internal expend capitalized in fixed assets (1)	0.0	0.0	n.s.	0.0	(13.5)	n.s.
Operating expenses	(361.5)	(444.9)	(18.7)	(91.3)	(117.2)	(22.1)
Other operating income (expense) net	(38.1)	(48.6)	(21.5)	(9.3)	(24.0)	(61.1)

EBITDA	150.9	126.1	19.7	34.3	43.4	(21.2)

Depreciation and amortization	(31.2)	(29.7)	5.2	(9.9)	(10.1)	(1.9)

Operating profit	119.7	96.4	24.1	24.3	33.3	(27.0)

Profit from associated companies	(1.8)	(1.7)	3.5	(0.7)	(0.9)	(21.0)
Financial income (expense) net	(5.0)	(15.2)	(67.2)	(9.1)	(2.8)	225.5
Amortization of goodwill	(1.3)	(0.5)	170.2	(0.0)	1.3	c.s.
Extraordinary income (expense) net	(8.4)	(6.9)	23.1	(7.6)	(7.0)	8.8

Income before taxes	103.2	72.2	43.0	6.9	23.9	(71.1)

Income taxes	(36.0)	(33.4)	8.0	(4.0)	(9.1)	(55.7)

Net income before minority interests	67.2	38.9	73.0	2.9	14.8	(80.6)

Minority interests	4.3	9.2	(52.7)	5.7	2.8	103.2

Net income	71.6	48.0	49.0	8.6	17.7	(51.2)

(1)	Including works in progress.
Note:	Includes all directory businesses of Group from January 1, 2001.

JANUARY - DECEMBER 2002 RESULTS                59

DIRECTORIES BUSINESS

4.7 million euros (3.7%) in 2001.

    TPI - PÁGINAS AMARILLAS GROUP

    CONSOLIDATED INCOME STATEMENT

Unaudited figures				(Euros in millions)

	January - December			October - December

	2002	2001	% Chg.	2002	2001	% Chg.

Operating revenues	532.8	511.7	4.1	123.9	136.4	(9.1)
Operating expenses	(382.7)	(382.9)	(0.0)	(90.8)	(100.2)	(9.4)

EBITDA	150.1	128.8	16.6	33.1	36.2	(8.4)

Depreciation and amortization	(30.1)	(25.5)	17.7	(9.7)	(9.3)	4.0

Operating profit	120.1	103.3	16.3	23.4	26.8	(12.7)

Profit from associated companies	(1.8)	(1.7)	3.5	(0.7)	(0.9)	(21.1)
Financial income (expense) net	(1.8)	(10.8)	(83.0)	(5.9)	(2.2)	171.0
Amortization of goodwill	(3.0)	(2.2)	40.1	(0.7)	(0.5)	35.2
Consolidation adjustments	1.8	1.7	3.5	0.7	1.7	(59.1)
Extraordinary income (expense) net	(7.9)	(0.3)	N.S.	(7.4)	(0.6)	N.S.

Income before taxes	107.3	90.1	19.1	9.4	24.4	(61.3)

Income taxes	(36.0)	(33.7)	7.0	(4.0)	(9.5)	(57.6)

Net income before minority interests	71.3	56.4	26.4	5.4	14.9	(63.7)

Minority interests	4.1	8.5	(51.6)	5.8	3.6	60.0

Net income	75.4	64.9	16.2	11.2	18.5	(39.5)

JANUARY - DECEMBER 2002 RESULTS                60

CALL CENTER BUSINESS

Atento

Over the course of 2002, Atento, a company specializing in providing customer service between companies and their customers through contact centers or multichannel platforms (telephone, fax, Internet, etc.), focused on the pursuit of excellence in operations, cost reductions, and the consolidation of its businesses in the Spanish- and Portuguese-speaking markets. Regarding excellence in operations, the company is concentrating on the adoption of best practices in the industry, efficient human resources and infrastructure management, and the implementation of strict service quality processes. In the cost reduction area, the company has modified its structure to suit the market’s needs and remain a leader in highly competitive markets.

Atento Group has several initiatives under way, that have allowed to enhance the profitability of its business in 2002, and will allow to improve it through 2003. Of special importance among these initiatives are the automation of loss-making services, value added services and improvement of cash flow.

Based on its financial results, Atento Group recorded 571.1 million euros of operating revenues during the year, 11.3% below the previous year. This decline was due to the exchange rate effect, which resulted in a drop of around 15 percentage points. That effect was partly offset by higher revenues from Mexico, Morocco, Colombia, and Central America, stemming mainly from more intensive use of already installed capacity. Revenue was down 21.4% in the fourth quarter, due to the exchange rate effect ( above 20 percentage points), which was partly offset by growth in the smaller operations.

Spain and Brazil continued to be the countries that contributed most to total revenue (41% and 33% of Group revenues, respectively). From December 2001 to December 2002, Spain’s contribution rose 3 percentage points while Brazil’s was 8 percentage points lower.

It should be highlighted that the contribution from clients outside the Telefónica Group continued to rise as a proportion of total company revenues, and diversification across sectors has also became increasingly important. Consumer goods, energy, and public administration accounted for larger shares than the previous year, though telecommunications and finance continued to dominate (85% of total revenues).

Operating expenses amounted to 513.9 million euros in fiscal year 2002 , 12.6% less than in 2001 due to a reduction in supply purchases (-26.5%), external services (-19.5%), and personnel expenses (-7.6%, despite the 8% salary increase agreement for the telemarketing industry in Spain). Note that the major drop in costs during the fourth quarter of 2002 (-27.7% on an annualized basis), achieved through reductions of 43.1% for purchases, 29.8% for external services, and 21.9% for personnel expenses, was the result of actions taken by the Company during the second and third quarters to adapt to its competitive environment.

Consequently, EBITDA for the year reached 54.3 million euros, representing 1.0% growth over 2001. This growth was produced mainly by improving profit margins in Mexico, Morocco, Colombia, and Venezuela. In quarter-over-quarter terms (4Q02/4Q01), Grupo Atento’s EBITDA grew strongly (+41.1%) to reach 23.8 million euros, as a result of the savings on operating expenses above-mentioned.

JANUARY - DECEMBER 2002 RESULTS                61

CALL CENTER BUSINESS

The EBITDA margin for fiscal year 2002 was 9.5%, 1.1 percentage points higher than the previous year. The EBITDA margin rose to 17.6% for the fourth quarter, compared with 9.8% in the same period of 2001.

Note that positive Operating Profit were achieved in the fourth quarter for the first time ever; amounting to 8.6 million euros (compare to an operating loss of. 13.0 million euros in 4Q01). Although the figure for 2002 as a whole was still negative (-21.1 million euros), it represented an improvement of 40.7% over 2001.

In operational terms, Atento had built 27,144 positions in place as of December 31, 2002, 2,417 fewer than in December 2001. This reduction was a reflection of the Company’s current approach, designed to enhance the profitability of already installed capacity and increase levels of occupation. Over the course of the year, revenue per position occupied came to 2,310 euros, 10% lower than the 2001 figure. The decline was due mainly to the exchange rate effect.

CAPEX totaled 18.4 million euros at the end of the fiscal year, 80.9% below that of 2001, because of the Company’s now maturing operations.

    ATENTO GROUP

    CONSOLIDATED INCOME STATEMENT

Unaudited figures	(Euros in millions)
	January - December				October - December
	2002	2001	% Chg.	2002	2001	% Chg.

Operating revenues	571.1	643.9	(11.3)	135.5	172.3	(21.4)
Operating expenses	(513.9)	(588.1)	(12.6)	(112.4)	(155.4)	(27.7)
Other operating income (expense) net	(2.9)	(1.9)	50.3	0.7	(0.0)	C.S.

EBITDA	54.3	53.8	1.0	23.8	16.9	41.1

Depreciation and amortization	(75.4)	(89.4)	(15.6)	(15.2)	(29.8)	(48.9)

Operating profit	(21.1)	(35.6)	(40.7)	8.6	(13.0)	C.S.

Financial income (expense) net	(85.6)	(57.5)	48.9	(18.0)	(13.8)	29.9
Amortization of goodwill	(8.3)	(8.4)	(1.7)	(1.9)	(2.1)	(7.2)
Extraordinary income (expense) net	(3.5)	(32.2)	(89.0)	(2.5)	(13.6)	(81.3)

Income before taxes	(118.5)	(133.7)	(11.3)	(13.9)	(42.4)	(67.3)

Income taxes	18.3	20.8	(12.1)	(2.7)	4.6	c.s.

Net income before minority interests	(100.2)	(112.9)	(11.2)	(16.6)	(37.8)	(56.1)

Minority interests	1.1	3.4	(66.2)	0.5	1.7	(68.5)

Net income	(99.1)	(109.5)	(9.5)	(16.1)	(36.1)	(55.5)

JANUARY - DECEMBER 2002 RESULTS                62

BROADBAND CAPACITY MANAGEMENT BUSINESS

Emergia

Fiscal year 2002 provided Emergia with an opportunity to firmly establish itself in the market as a stable and solvent broadband provider. The company strengthened commercial ties with its growing customer base, and benefited the Telefónica Group by providing it with management and high-quality international broadband infrastructure at very competitive prices.

Emergia’s business activity, as observed during the previous quarters, was influenced by the difficult competitive environment            , in which the estimated demand for broadband infrastructure declined. To counteract that effect, the company has implemented a cost control and investment containment policy. In relation to the Company’s cost-containment efforts, savings were achieved while keeping up quality levels and providing commercial availability above and beyond the Company’s commitment to its existing clients.

From a financial standpoint, operating revenues totaled 38.8 million euros in 2002, an increase of 170.9% over the previous year. Operating expenses declined by 8.3% over the same period. Among Emergia’s cost-containment efforts, its renegotiated contracts with suppliers generated nearly 40 million dollars of savings over the contracts’ terms, with more than 10% of the savings being applicable to the current fiscal year. Because of this, the Company managed to achieve EBITDA of -24.2 million euros, a 59.9% improvement over the previous year’s performance.

In the fourth quarter of 2002, Emergia’s EBITDA amounted to 5.3 million euros, representing an improvement over the same quarter of 2001 (-14.4 million euros). The improvement came about because of an 86.5% increase in revenue and a 35.2% reduction of operating expenses from quarter-over-quarter .

It should be recalled that fiscal years 2001 and 2002 are not strictly comparable.Emergia was still in its preoperational stage for part of 2001, with operations only commencing in April of that year.

Finally, in the last quarter of the year Telefónica S.A. increased its equity stake in Emergia from 94% to 100%, when Tyco Group exercised its right to sell a 6% stake in Telefónica, pursuant to the pre-existing agreement between the two companies.

JANUARY - DECEMBER 2002 RESULTS                63

COMPANIES INCLUDED IN EACH FINANCIAL STATEMENT

■	Telefónica, S.A. directly participates in the share capital of Endemol Entertainment Holding, N.V., which belongs to Admira Media Group, S.A. Furthermore, the investment in Mediaways (currently Telefónica Deutschland), participated through 2002 by Telefónica S.A., has been included in the fiscal year results of Telefónica Data Group for the maintenance of proforma results by business lines.

■	Telefónica Holding Argentina, S.A. (the former CEI Citicorp) holds 26.82% of Atlántida de Comunicaciones, S.A. (ATCO) and 26.82% of AC Inversora, S.A. which, for the purposes of the pro-forma financial statements, are 100% consolidated in Admira Media Group.

■	In the case of Company de Telecomunicaciones de Chile, S.A. (CTC), although its process of segregation has not yet finished, the activities of the mobile telephony business in Chile has already been assigned to Telefónica Móviles, and the activity of data transmission to Telefónica Data.

■	The activities of the data business in Brazil, although it is participated by both Telecomunicaciones Sao Paulo, S.A. (Telesp), included in Telefónica Latinoamérica, and Telefónica Data, have been assigned to Telefónica Data in the consolidation process by business lines.

■	With regard to the businesses that remain consolidated within TASA under Telefónica Latinoamérica, the previously mentioned reorganization, we note that these companies will continue to include their respective directories activities which have also been added on a proforma basis to the TPI Group, in line with our vision for Telefónica’s directories business.

■	Following the agreement with Iberdrola, Telefónica S.A. has acquired in December 2001 and February 2002, several participations in the fixed and cellular companies in Brazil. This participations has been consolidated in Telefónica Latinoamérica and Telefónica Móviles financial statements, according to the presentation of Telefónica results by global business lines.

JANUARY - DECEMBER 2002 RESULTS                64

KEY HOLDINGS OF THE TELEFÓNICA GROUP AND ITS SUBSIDIARIES

Telefónica S.A.

% Participation
TELEFÓNICA DE ESPAÑA	100.00%
TELEFÓNICA MÓVILES	92.43%
TELEFÓNICA DATACORP	100.00%
TELEFÓNICA LATINOAMÉRICA	100.00%
TPI	59.90%
TERRA LYCOS	38.58%
TELEFÓNICA DE CONTENIDOS	100.00%
ADMIRA MEDIA CORPORACIÓN	100.00%
EMERGIA	100.00%
ATENTO	100.00%
TELEFÓNICA B2B	100.00%

Telefónica Móviles

% Participation
TELEFÓNICA MÓVILES ESPAÑA	100.00%
BRASILCEL (1)	50.00%
TCP ARGENTINA	97.93%
TEM PERU	97.97%
T. MOVILES MÉXICO (2)	92.00%
TEM SALVADOR	90.30%
TEM GUATEMALA	100.00%
GROUP 3G ALEMANIA	57.20%
IPSE 2000 (ITALY)	45.59%
3G MOBILE (AUSTRIA)	100.00%
3G MOBILE AG (SWIZERLAND)	100.00%
MEDI TELECOM	31.34%
TERRA MOBILE	80.00%
M-SOLUTIONS	100.00%
MOBIPAY ESPAÑA	13.33%
MOBIPAY INTERNACIONAL	36.00%
T.M. SOLUCIONES Y APLICACIONES EN CHILE	100.00%

(1)	Joint Venture which consolidates by full integration the assets transfered by TEM (TeleSudeste, Celular CRT and TeleLeste Celular) and by Portugal Telecom (Telesp Celular Participaçoes and an additional stake in CRT Celular).
(2)	Telefónica Móviles México consolidates the North Mexican operators (Norcel, Bajacel, Movitel and Cedetel) and Grupo Pegaso Telecomunicaciones.

Telefónica Data Corp.

% Participation
TELEFÓNICA DATA ESPAÑA	100.00%
TELEFÓNICA SISTEMAS	100.00%
TELEFÓNICA DATA MÉXICO	100.00%
TELEFÓNICA DATA COLOMBIA	99.99%
TELEFÓNICA EMPRESAS BRASIL	100.00%
TELEFÓNICA DATA VENEZUELA	100.00%
TELEFÓNICA DATA PERU	97.07%
TELEFÓNICA DATA ARGENTINA	97.92%
TELEFÓNICA DATA CANADA	100.00%
TELEFÓNICA DATA USA	100.00%
ATLANET	34.00%
FACTORIA DE CONTENIDOS DIGITALES (ART MEDIA)	100.00%
TELEFÓNICA DEUTSCHLAND	100.00%

TPI

% Participation
GOODMAN BUSINESS PRESS	100.00%
TPI INTERNACIONAL	100.00%
PUBLIGUIAS HOLDING	100.00%
TPI BRASIL	51.00%
TPI PERU	100.00%
BUILDNET	97.59%

Telefónica Latinoamérica

% Participation
TELESP	87.42%
TELEFÓNICA DEL PERÚ	97.07%
TELEFÓNICA ARGENTINA	98.04%
TLD	98.00%
TELEFÓNICA CTC CHILE	43.64%
CANTV	6.91%

JANUARY - DECEMBER 2002 RESULTS                65

Admira Media

% Participation
ANTENA 3 TV	47.52%
TELEFE	100.00%
ENDEMOL	99.47%
PATAGONIK FILM GROUP	30.00%
LOLA FILMS	70.00%
TORNEOS Y COMPETENCIAS	20.00%
ST HILO	100.00%
RODVEN	51.00%
EUROLEAGUE	70.00%
AUDIOVISUAL SPORT	40.00%
TELEFONICA SPORT	100.00%
VIA DIGITAL	48.63%
TELEFÓNICA SERVICIOS AUDIOVISUALES	100.00%
PEARSON	4.85%
MEDIAPARK	7.40%
TICK TACK TICKET	47.50%
HISPASAT	13.23%

Terra-Lycos

% Participation
LYCOS, INC.	100.00%
TERRA NETWORKS PERU	99.99%
TERRA NETWORKS MÉXICO	99.99%
TERRA NETWORKS USA	100.00%
TERRA NETWORKS GUATEMALA	100.00%
TERRA NETWORKS EL SALVADOR	99.99%
TERRA NETWORKS VENEZUELA	100.00%
TERRA NETWORKS BRASIL	100.00%
TERRA NETWORKS ARGENTINA	100.00%
TERRA NETWORKS ESPAÑA	100.00%
TERRA NETWORKS CHILE	100.00%
TERRA NETWORKS URUGUAY	100.00%
TERRA NETWORKS MAROCS	100.00%
TERRA NETWORKS HONDURAS	99.99%
TERRA NETWORKS COSTA RICA	99.99%
TERRA NETWORKS NICARAGUA	99.99%
TERRA NETWORKS CARIBE	99.98%
TERRA NETWORKS COLOMBIA	65.00%
IFIGENIA PLUS	100.00%
EDUCATERRA	100.00%
BUMERAN	84.00%
EMPLAZA	80.00%
A TU HORA	50.00%
AZELER AUTOMOCION	50.00%
R.U.M.B.O.	50.00%
ONE-E BANC	49.00%
ONE TRAVEL.COM	39.60%
DEREMATE.COM	29.50%
TERRA MOBILE	20.00%

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SIGNIFICANT EVENTS

■	On February 12, 2003, Terra Lycos and Telefónica announced that they have signed a strategic alliance that strengthens the ties between the two companies in order to boost their internet leadership and growth. The new strategic alliance, exploits the fit between Telefónica´s fixed line operators and Terra Lycos in all markets where they operate. The signing of this new Strategic Alliance Framework Agreement between Terra Lycos and Telefónica is in response to the changes that have taken place in the internet business, especially the development of broadband, and the need to adapt the products and services catalogue offered by Terra Lycos Group in the agreement signed in May 2000 to the new market reality referred to above and the specific requirements of Telefónica Group in those markets in which it operates.

As a result of this alliance, Terra Lycos is guaranteed the generation of at least 78.5 million euros per year in value, which represents the difference between the revenues for the services provided, as established in the Strategic Alliance Framework Agreement, and the costs and investment directly associated to them. This alliance is for a period of six years and is expected to be renewed on an annual basis thereafter.

This strategic alliance takes full advantage of Telefónica’s capacity as a broadband and narrowband connection and access provider, and Terra Lycos’ position as a portal, aggregator, provider and manager of fixed telephony internet services and content for the residential, SOHO and, contingent on future agreements, SME market segments. The aim of this agreement is to take advantage of synergies and create value for both companies.

■	In February 2003, ANATEL authorized an increase in fixed to mobile termination rates, with an average increase in peak rates of 22,25%.

■	On January 30, 2003, the Board of Directors of Terra Networks, S.A. approved new Internal Rules of Conduct that update and amend the rules currently in effect, which date from October 18, 1999. The new Regulations approved yesterday reflect the Company’s intent to adopt the best Good-Governance practices.

To ensure compliance, the Board of Directors also approved the constitution of a Committee made up of former CEOs of the Company, and a Compliance Unit, which will be in charge of overseeing the proper implementation of these internal Rules.

The Board of Directors also approved the appointments of two new board members, Luis Badía and Luis Bassat, in replacement of Jesús María Zabalza and Alejandro Junco de la Vega.

■	On January 29, 2003, Sogecable and Telefónica decided to continue with the merger of their respective digital platforms, in compliance with the requirements imposed by the Spanish cabinet at its meeting held on November 29 last. The two companies today signed a new agreement which develops, details and partially modifies the agreement signed on May 8 last, and also brings this into line with the contents of the new company’s plans of action required by the resolution of the meeting of council of ministers.

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The agreement envisages the possibility, initially excluded, that Telefónica’s final shareholding in Sogecable’s share capital exceed that of Prisa and Canal+ which, after the dilution caused by the rights issue, and if the share exchange were to be carried out on 100% of Vía Digital’s share capital, would amount to 16.38% of the resulting share capital. Telefónica waives its voting rights on the surplus above this percentage resulting from the share exchange. Additionally, the agreement states that Telefónica is prepared to retain its shareholding in Sogecable for at least three years from the share exchange.

To fund the merger of the platforms, Prisa, Groupe Canal+ and Telefónica shall underwrite a participating loan of 50 million euros each, due in 10 years. In addition, Sogecable shall offer its shareholders the possibility of participating in a 175 million euro subordinated loan to be underwritten by Telefónica. Vía Digital and Sogecable pledge that their debt prior to the merger shall not exceed 425 and 705 million euros, respectively.

■	On January 22, 2003, the Board of Directors of Telefónica del Perú approved Javier Nadal’s appointment as the Company’s new Chairman, following Alfonso Bustamante’s resignation. Until his appointment, Javier Nadal had served as Adjunct General Manager of Corporate Regulation at Telefónica, S.A.

On then same date, Juan Revilla, formerly Chief Procurement Officer for the Telefónica Group, was appointed CEO of Telefónica del Perú. He replaces José Ramón Vela, who was named as the new General Manager for Corporate Development of Telefónica Internacional, a subsidiary of Telefónica S.A.

■	On January 16, 2003, the Brazilian Joint Venture between Telefónica Móviles, a subsidiary of the Telefónica Group, and Portugal Telecom, have entered into an agreement with the Brazilian company FIXCEL (controlled by the Splice Group) to acquire control of Tele Centro Oeste Participações S.A (“TCO”), a Brazilian mobile telephone operator. The acquisition will be carried out by Telesp Celular Participações (“TCP”).

The acquisition is pending approval of the Brazilian authorities, including ANATEL, and it is aimed at acquiring the control of 100% of TCO, in 3 stages:

–	The Joint Venture, through its subsidiary Telesp Celular Participações, will acquire common shares representing 61.1% of TCO’s voting capital. The controlling block acquisition price will be fixed at R$ 1,408 million (404 million euros). This price, in any case, is subject to due diligence. This amount is payable over time on a pre-agreed payment schedule.

–	TCP will then make a public offering to the other minority shareholders of TCO’s common shares, pursuant to Brazilian legislation on capital markets which affords voting shareholders certain tag-along rights.

–	TCP will incorporate TCO in its group through a merger of shares.

This acquisition will be financed through a combination of cash already available on the balance sheet of the Companies of the Joint Venture, cash flow generation and local market Real debt finance.

■	On January 1, 2003, Telefónica de España revised its monthly fee up to 12.62 euros, thereby completing the mandatory tariff rebalancing imposed by the

JANUARY - DECEMBER 2002 RESULTS                68

European Union upon deregulation of the Spanish telecommunications industry in December 1998.

■	On December 19, 2002, Telefónica begins the second phase of its real estate efficiency plan.

Sales have been completed or pledged on 19 of the 35 properties comprising the first stage of the plan, generating 258 million euros in revenue; i.e. 60.8% of the total value of the 35 properties offered for sale. The sale price was 7% higher than the appraisal value, generating 126 million euros in capital gains. The sale of a further four properties is close to completion, bringing the amount including the 19 properties mentioned above to 309 million euros (72.8% of the total). The sale of all 35 properties will generate an estimated 167 million euros in capital gains.

The second phase of the plan, which began this month, comprises a further 341 smaller properties throughout Spain, for a total amount of 387 million euros. Conclusion of this phase is slated for April 2003.

■	On December 18, 2002, E-Plus, subsidiary of Royal KPN N.V., has reached an amicable agreement with Quam. Quam paid 150 million euros to E-Plus, as compensation for the termination of all existing business relations between the two companies in Germany.

■	On December 18, 2002, the Board of Directors of Telefónica, S.A. passed a resolution asking the next Annual General Shareholders Meeting to approve a dividend payment of euros 0.25 per share to be charged to distributable reserves.

■	On December 10, 2002, Brazilian telecom regulator ANATEL authorized the constitution of Brasilcel, the joint venture between Telefónica Móviles and Portugal Telecom, allowing the migration of the groups’ cellular operators to the SMP service. Subsequently, on December 27, 2002, Portugal Telecom and Telefónica Móviles contributed all their Brazilian mobile assets to Brasilcel.

■	On November 28, 2002, Telefónica, S.A.’s board of directors approved a new set of rules regarding financial and accounting information and control, which involves applying the first regulations developing the Sarbanes-Oxley Law on good corporate governance issued by the SEC.

These new regulations complement the actions taken recently by Telefónica’s board in the field of good corporate governance (the implementation of a new code of internal conduct and the reorganization of all board committees).

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CHANGES TO THE PERIMETER AND ACCOUNTING CRITERIA OF CONSOLIDATION

During the period ended December 31, 2002, the following changes in the consolidation perimeter took place:

TELEFÓNICA

■	In January, Telefónica, S.A. acquired 50,000 shares in Endemol Entertainment Holding, N.V. (Endemol) for 2 million euros. With this operation, Telefónica Group has a 99.47% stake in Endemol. The company continues to be incorporated in the consolidated financial statements of Telefónica by the global integration method.

■	In January, Telefónica, S.A. acquired 50,000 shares in Telefónica Móviles, S.A. for 410,000 euros. Following these operations, Telefónica Group now directly and indirectly holds 92.43% of the equity in Telefónica Móviles, S.A., a company that continues to be incorporated into Telefónica Group´s consolidation perimeter by the global integration method.

■	In January, Telefónica, S.A. created the fully-owned subsidiary Telefónica Capital, S.A., contributing 6 million euros. Telefónica Capital subsequently expanded its capital by 1 million euros, with a 38.01 million euros additional paid-in capital. This capital increase was totally subscribed for and paid by the sole shareholder Telefónica, S.A., through a non-monetary contribution of 201,682 shares of the corporation Fonditel, Entidad Gestora de Fondos de Pensiones, S.A., representing 77.22% of the latter company’s capital. The company is included in Telefónica Group’s consolidated financial statements through the global integration method.

In December, Telefónica Capital, S.A., a fully-owned subsidiary of Telefónica, S.A., sold 28,736 shares of Fonditel, Entidad Gestora de Fondos de Pensiones, S.A., to a third party for 6.14 million euros. At the same time, Seguros de Vida y Pensiones Antares, S.A. (a fully-owned subsidiary of Telefónica, S.A.), sold its 9,881 shares of Fonditel to Telefónica Capital for 2.11 million euros. Following this transaction, Telefónica Group reduced its direct and indirect stake in Fonditel from 81% in fiscal year 2001 to 70% in fiscal year 2002. The company continues to be included in Telefónica Group’s consolidation perimeter through the global integration method.

■	In December, Telefónica acquired 110,000 shares of Seguros de Vida y Pensiones Antares, S.A., from its Luxembourg subsidiary Casiopea Reaseguradora, S.A., for an outlay of 59.63 million euros. Following this transaction, Telefónica Group continued to hold 100% of the company’s capital. The company continues to be incorporated into Telefónica Group’s consolidation perimeter through the global integration method.

■	In February, Telefónica, S.A. participated in establishing the Brazilian company Telefónica Factoring do Brasil, Ltda., subscribing and paying out 0.96 million euros, 40% of the company’s initial capital. The company has been incorporated into the consolidated financial statements of Telefónica Group by the equity method.

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■	The corporation Zeleris España, S.A. (formerly Telefónica Servicios de Distribución, S.A.) a fully owned subsidiary of Telefónica, S.A., increased its capital in January by 1.92 million euros. These were subscribed and paid out in their entirety by the parent company. Subsequently, in June, Zeleris Soluciones Integrales, a full affiliate of Telefónica, S.A., increased its capital by 0.82 million euros, subscribed to and paid in totality by Telefónica S.A. by delivering Zeleris España, S.A. as a non-cash contribution. Both companies continue to be included in the consolidated financial statements of Telefónica Group using the global integration method.

■	In March, the last part of the agreement was completed between Telefónica, S.A. and Iberdrola, S.A., whereby the former will acquire all shareholdings previously held by Iberdrola Group in the Brazilian operators where both groups are shareholders, directly or indirectly. Telefónica, S.A. has acquired 3.38% of the capital in Tele Leste Celular Participações, S.A., in exchange for 799,411 shares in Telefónica, S.A.

Once Telefónica S.A. completed acquisition of these investments held by Iberdrola Group in May of this fiscal year, Telefónica, S.A. contributed shares that it owned in the aforementioned Brazilian companies to its affiliate Telefónica Móviles, S.A. These shares translated into 7% of TBS Celular Participações, S.A. and Sudestecel Participações, S.A., as well as 3.38% of Tele Leste Celular Participações, S.A. and 62.02% of Iberoleste Participações, S.A. Telefónica S.A. received all the new shares issued (26,801,494 new shares with a par value of 0.5 euros each) by the affiliate company in the two capital increases executed in that month. In another transaction involving the Iberdrola Group’s investments, Telefónica sold 0.66% of CRT Celular Participações, S.A.’s total equity to its subsidiary Telefónica Móviles for 11.54 million euros.

After this transaction, the percentage that Telefónica Group holds, directly and indirectly, in those Brazilian companies are the following: 40.91% of capital in TBS Celular Participações, S.A., 83.56% of capital in Sudestecel Participações, S.A, 27.71% of capital in Tele Leste Celular Participações, S.A., and 100% of capital in Iberoleste Participações, S.A. All these companies have been included in the consolidated financial statements of Telefónica Group using the global integration method (in fiscal year 2001, Tele Leste Celular Participações, S.A. was included in the consolidated financial statements of Telefónica Group using the equity method), up to December 31, 2002, when it was included through the Brasilcel, N.V., joint venture using the proportionate integration method.

Telefónica, S.A. sold the following blocks of shares to Telefónica Internacional, S.A.: 64,673 common shares of Telecomunicações de Sao Paulo, S.A., 189,278,445 “quotas” in SP Telecomunicações Holding, Ltda., and 2,669,724,381 common shares and 834,622,796 preferred shares in Telefónica Data Brasil Holding, S.A., which it had acquired from the Iberdrola Group at book value in fiscal year 2001. All these companies continue to be included in Telefónica Group’s consolidated financial statements through the global integration method.

■	On May 31, 2002, the Dutch company Atento N.V. was established through a non-cash contribution of 100% of the American company Atento Holding Inc. The new company, fully held by Telefónica, S.A., has been included as part of Telefónica Group’s consolidation using the global integration method.

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■	During this fiscal year, Telefónica, S.A. acquired 717,465 shares in affiliate Terra Networks, S.A. for 5.53 million euros. With these purchases, Telefónica Group´s direct and indirect interest in the capital of the aforementioned company reached 38.58%. The company continues to be consolidated using the global integration method.

■	Also during this year, the following affiliates were incorporated into Telefónica Group´s consolidation perimeter using the global integration method:

–	Telefónica Gestión de Servicios Compartidos, S.A. de C.V. (Mexico)

–	Telefónica Gestión de Servicios Compartidos, S.A.C. (Peru)

–	Telefónica Gestão de Serviços Compartilhados do Brasil, Ltda. (Brazil)

–	Telefónica Gestión de Servicios Compartidos, S.A. (Argentina)

■	In November, Telefónica, S.A., acquired the company Gran Vía Media, S.L., from its fully-owned subsidiary Telefónica de Contenidos, S.A This company changed its name to Lotca Servicios Integrales, S.L. In December, Lotca increased its capital by 16,920 shares with a 1 euro per share par value, entirely subscribed for by Telefónica Group through a non-monetary contribution. The company was initially integrated into Telefónica Group’s consolidation perimeter through the global integration method.

■	In December, Telefónica, S.A., acquired 17,872,341 shares of the Dutch company Emergia Holding, N.V., paying out 47.09 million euros for the transaction. Following this transaction, Telefónica Group came to hold 100% of total equity in the Dutch company. The company continues to be included in Telefónica Group’s financial statements through the global integration method.

■	The Uruguayan company Emergia, S.A., increased its capital by $500 million U.S. in December. Telefónica subscribed for and paid the entire capital increase. Following this transaction, Telefónica Group came to own 100% of the Uruguayan company’s capital, directly and indirectly. The company continues to be included in Telefónica Group’s financial statements using the global integration method.

■	The companies Grupo Admira Media, S.A., and Telefónica Internet, S.A., both wholly owned subsidiaries of Telefónica, S.A., changed their names during the fiscal year, to Telefónica de Contenidos, S.A., and Corporación Admira Media, S.A., respectively.

■	Over the current fiscal year, the U.S. company Katalyx, Inc., carried out a capital increase of $124 million U.S. Telefónica, S.A., subscribed for the entire amount. As a result of that transaction, Telefónica b2b, Inc., the former unique shareholder of Katalyx, Inc., came to hold a 0.1% stake in the company’s capital. Telefónica owns the remaining 99.9% thereof. The company continues to be included in Telefónica Group’s financial statements through the global integration method.

TELEFÓNICA DATACORP GROUP

■	In January, Telefónica Datacorp, S.A. acquired 100% of the HighwayOne Germany, GmbH, paying 1.38 million euros in the transaction. The German company subsequently increased its capital by 2.57 million euros with an additional paid-in

JANUARY - DECEMBER 2002 RESULTS                72

capital of 634.5 million euros, entirely subscribed for and paid up by Telefónica Group. Continuing with the ongoing reorganization of Telefónica Group’s by business lines, HighwayOne Germany, GmbH, acquired 100% of the firm MediaWays, GmbH, from Telefónica at market price. HighwayOne Germany and MediaWays then merged. Finally, the German company changed its name to Telefonica Deutschland. The company has been included as part of Telefónica Group’s consolidation perimeter through the global integration method.

■	On July 16, it sold its interest in the Austrian company European Telecom International, GmbH, a fully owned subsidiary of Telefónica DataCorp, S.A.U. The transaction led to negative sales results for Telefónica Group of 37.79 million euros. Said company, which was incorporated in fiscal 2001 using the global integration method, is no longer in the consolidation perimeter of the Telefónica Group.

■	The Uruguayan company Telefónica Data Uruguay, S.A., that was included in fiscal year 2001 using the global integration method, has been sold in November with a capital loss of 2.28 million euros, and caused a reduction in the perimeter of consolidation.

■	Datacorp Group, through its affiliate Telefónica Data do Brasil Ltd., has subscribed the Telefónica Data Brasil Holding, S.A., capital increase contributing the loans previously granted for an amount of 482.9 million reals. After this transaction, Telefónica Group’s stake in the above mentioned affiliate grew from 87.48% to 93.98%.

■	In addition, in the month of September, Telefónica Datacorp, S.A. acquired from minority shareholders all shares they held in the company Telefónica Data Holding México, S.A. de C.V., paying out 5.16 million euros in the operation. Following this operation, Telefónica Datacorp now holds 100% of the participation in Telefónica Data Holding México, S.A. de C.V. The company continues to be included in Telefónica Group´s consolidation perimeter using the global integration method.

■	The Italian company Atlanet, S.A., 34% of which is held by Telefónica Datacorp, S.A., which had been incorporated until June 30 using the global integration method, is being consolidated under the equity method from that date onwards, as the requirements to exercise management control, need to apply global integration method are no longer met.

■	On July 2, Telefónica Data España, S.A., a wholly owned subsidiary of Telefónica Datacorp, S.A., sold 24% of its stake in the company, Gestión del Conocimiento, S.A., recording a gain of 58,000 euros. The company, which was incorporated into Telefónica Group’s consolidated financial statements through the equity method, caused a reduction in the consolidation perimeter.

■	Additionally, in July, Telefónica Data España, S.A., acquired a 33.33% stake in Servicios On Line para Usuarios Múltiples, S.A. (Solium), for 700,000 euros. The company has been included in Telefónica Group’s financial statements through the equity method.

■	In November, the Telefónica Datacorp Group acquired 15% of total equity in Agencia de Certificación Electrónica, S.A. With this acquisition, Telefónica Group came into the ownership of 100% of said company. Agencia de Certificación

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Electrónica continues to be included in Telefónica Group’s financial statements through the global integration method.

TELEFÓNICA DE ESPAÑA GROUP

■	During this year, the fully-owned subsidiary of Telefónica de España. S.A., Telefónica Cable, S.A., acquired the following:

–	22% capital in Telefónica Cable Extremadura, S.A.

–	10% capital in Telefónica Cable Catalunya, S.A.

–	10% capital in Telefónica Cable Madrid, S.A.

–	11% capital in Telefónica Cable Navarra, S.A.

–	15% capital in Telefónica Cable Galicia, S.A.

–	27% capital in Telefónica Cable Andalucía, S.A.

–	49% capital in Sociedad General de Cablevisión Canarias, S.A.

–	49% capital in Telefónica Cable Castilla y León, S.A.

With these acquisitions, Telefónica Cable, S.A., the parent company in all of these companies, holds 100% of the capital in these companies, except for Telefónica Cable Extremadura, S.A., where it holds a 83% stake and for Telefónica Cable Galicia, S.A., where the new percentage is a 85%. The payout made was 5.82 million euros. The companies continue to be incorporated into the consolidation perimeter of Telefónica Group by the global integration method.

■	In April, full affiliate Telefónica Soluciones Sectoriales, sold all its interest in the companies related to Madrid 112, S.A. (24.5%) and Fitex, S.A. (30.93%), obtaining gains of 115,000 and 30,000 euros, respectively. The companies, which were integrated in Telefónica Group’s consolidated financial statements under the equity method, caused a reduction in the group’s perimeter of consolidation.

■	Iniciativa de Mercados Interactivos, S.A. (I.M.I.), absorbed the firm Adquira Spain, S.L., in December. Following this transaction, Telefónica de España Group controls 20% of the absorbing company, which has been included in Telefónica Group’s consolidation perimeter using the equity method. I.M.I. changed its name to Adquira Spain, S.A.

■	Telefónica de España, S.A.U., and Telefónica Móviles España, S.A.U., established two “Uniones Temporales de Empresas” called “Telefónica de España, S.A.U. – Telefónica Móviles España, S.A.U., Unión Temporal de Empresas, Ley 18/1982 de 26 de mayo y Ley 12/1991 de 29 de abril” and “Telefónica de España, S.A.U.” – Telefónica Móviles España, S.A.U., Unión Temporal de Empresas II, Ley 18/1982 26 de mayo y Ley 12/1991 de 29 de abril”. Both were provided with an initial operating fund of 3,006 euros, distributed in proportion to their respective holdings, 90% for Telefónica de España and 10% for Telefónica Móviles España.

Telefónica Móviles Group

■	On January 10, 2002, Telefónica Móviles acquired one third of the equity held by Mesotel de Costa Rica, S.A. (Mesotel), in each of the following companies: TES Holding, S.A. de C.V., Telca Gestión, S.A. de C.V., TCG Holding, S.A., Telca

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Gestión Guatemala, S.A., Paging de Centroamérica, S.A., and Telefónica de Centroamérica, S.L. (Exceptions were the shares of Telefónica de Centroamérica Guatemala, S.A. —1 share— and Tele-Escucha, S.A. —2 shares— which were acquired in their entirety). Mesotel received a total of 7,333,180 existing shares of Telefónica Móviles in exchange.

In addition, on July 22, 2002, Telefónica Móviles carried out the capital increase ordered by the Shareholders Meeting of April 4, 2002, for a total of 27.66 million euros (including par value plus additional paid-in capital). Mesotel paid the full value of these new shares through a contribution of its equity in the following companies, which remained under its ownership: TES Holding, S.A. de C.V., Telca Gestión, S.A. de C.V., TCG Holding, S.A., Telca Gestión Guatemala, S.A., Paging de Centroamérica, S.A., and Telefónica de Centroamérica, S.L. Following this capital increase, Telefónica Móviles, S.A., came to be the sole owner of all those companies.

■	In April 2002, the firms Tele Sudeste Celular Participações, S.A., and CRT Celular Participações, S.A., carried out capital increases in which Telefónica Móviles, S.A., participated.

■	On September 10, 2002, Telefónica Móviles, S.A., acquired 65.23% of Pegaso PCS (México) for 92.87 million euros. Subsequently, to strengthen Pegaso’s equity, the company carried out another capital increase, for which Telefónica Móviles, S.A., paid out 211.45 million euros corresponding to its 65.23% stake. Among the agreements signed with Burillo was a commitment to combine the equity both companies would hold in the Pegaso Group and in the companies of northern Mexico. The two groups would hold shares in the new Mexican company that would result. This “contribution” was paid for by the sale of their equity to Telefónica Móviles México, to take place after a debt capitalization by creditors. Telefónica Móviles now holds 92% of the new holding company’s capital.

■	On October 21, 2002, Telefónica Móviles, S.A., acquired, from Portugal Telecom SGPS, S.A., 14.68% of Telesp Celular Participações, S.A. for 200.31 million euros.

■	On December 27, 2002, after complying with Brazilian regulatory requirements, Telefónica Móviles, S.A., and PT Móveis Serviços de Telecomunicações, SGPS, S.A. (PT Móveis) incorporated Brasilcel, the 50/50 Joint Venture, by contributing with 100% of the respective direct and indirect interest in the mobile communications companies in Brazil:

Companies	% affiliates

	Telefónica Móviles	PT Móveis	Total

Celular CRT Participações, S.A.	40.90%	7.58%	48.48%
TeleLeste Celular Participações, S.A.	27.70%	—	27.70%
TeleSudesde Celular Participações, S.A	83.56%	—	83.56%
Telesp Celular Participações, S.A	14.68%	50.44%	65.12%

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The value of the contribution to Brasilcel, N.V., of the mobile telephone assets owned by Telefónica Móviles has been 1,898 million euros. This company’s balance sheet is integrated in the consolidated annual accounts by the proportionate integration method, while registering full year results of the Brazilian entities contributed by Telefónica Móviles, S.A. in the consolidated profit and loss account, as the transmission took place in December 27, 2002.

ADMIRA MEDIA GROUP

■	In September, the company proceeded to formalize the sale of 100% of the Telefónica de Contenidos, S.A.’s equity in both Group Uniprex Onda Cero and Cadena Voz de Radiodifusión, S.A. Admira Group sold this equity to Antena 3 de Televisión Group, obtaining consolidated capital gains totaling 35.82 million euros. Both companies, which during fiscal 2001 were being incorporated into Telefónica Group´s consolidation perimeter using the global integration method, are now being incorporated (forming part of Antena 3 de Televisión Group) using the equity method.

■	During this fiscal year, Mediapark, S.A. carried out a capital increase in which Telefónica de Contenidos did not participate, thus diluting its interest to 7.40%, for which reason the aforementioned interest was recorded at its net book value in Telefónica Group’s consolidated financial statements as of September 30, 2002.

■	In April, Telefónica de Contenidos sold 4.11% of its interest in Hispasat, S.A, obtaining capital gains of 26.10 million euros. Telefónica de Contenidos, which holds a 13.23% interest in the capital of Hispasat, S.A., continues to include that company in its consolidated financial statements by the equity method.

■	In June 2002, Telefónica de Contenidos sold its interest in Prime Argentina, owner of the channel Azul Televisión, for 12 million US$, which led to recording of extraordinary losses of 162,78 million euros. The company, which was included in Telefónica Group’s consolidated financial statements using the equity method, caused a reduction in the perimeter of consolidation.

TELEFÓNICA INTERNACIONAL GROUP

■	In September, Telefónica Internacional Group sold 25% of the Chilean Group Sonda for 38 million US$, obtaining consolidation losses of 1.62 million euros. Following this sale, Telefónica Internacional Group reduced its stake in the capital of the Chilean company to 35% (this percentage is due to the agreement signed by Telefónica and CTC Chile with Inversiones Santa Isabel Limitada, that gives both sides different rights and obligations in the put option of this 35%). Starting at the end of this period, Sonda, which had been integrated into the consolidation perimeter using the global integration method, will now be included using the equity method.

TPI GROUP

■	On February 11, 2002, Telefónica Publicidad e Información, S.A., acquired 100% of T.P.I. Perú, S.A.C., from Telefónica Internacional, S.A., for 36.2 million euros. The company continues to be consolidated under the global integration method,

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with Telefónica Group’s effective participation in that company going from 97.07% to 59.90%.

■	In December, Iniciativa de Mercados Interactivos, S.A. (I.M.I.), acquired Adquira España, S.L Following this operation, TPI Group now controls 20% of the absorbing company, a company that was included in Telefónica Group´s consolidation perimeter using the equity method. I.M.I has changed its name for Adquira Spain, S.A.

■	In July, Telefónica Publicidad e Información, S.A., the Group’s parent company, acquired 9.33% of the capital of the Spanish company Goodman Business Press, S.A., paying 980,000 euros in the transaction. With this acquisition, the parent company now controls 100% of Goodman Business Press. The company continues to be incorporated Telefónica Group´s consolidation perimeter using the global integration method.

■	Publiguías Holding, S.A., a fully owned subsidiary of Telefónica Publicidad e Información Group took part in the constitution of Urge Chile, S.A. in December, subscribing and paying 59.94 million Chilean pesos, corresponding to 99.99% of the capital of said company. Urge Chile, S.A. has been included in Telefónica Group’s consolidation perimeter using the global integration method.

KATALYX GROUP

■	In April, the full affiliate Adquira, Inc., sold half of its interest, 50%, in Adquira Mexico, Ltd., obtaining capital gains of 370,000 euros. The company, which was included in Telefónica Group’s consolidated financial statements under the global integration method, is now included under the equity method.

■	On October 30, 2002, Katalyx España, S.L., acquired 49% of the firm Soluciones Tecnológicas para la Alimentación, S.L., in exchange for 100% of the equity of Katalyx Food España, S.L. In fiscal year 2002, Soluciones Tecnológicas para la Alimentación, S.L., was included in the consolidated financial statements of Telefónica Group through the equity method.

ATENTO GROUP

■	In May, Atento Holding Inc. executed capital increases, in the overall amount of 39.69 million euros, in companies in which it already had an interest. The percentage interest in these companies reached 100% in Central America, Puerto Rico, Italy, Venezuela and Mexico, and 99.998% in Morocco. All these companies continue to be included in Telefónica Group’s consolidated financial statements under the global integration method.

TERRA LYCOS GROUP

■	Emplaza, S.A. raised capital by 1,421,000 euros in July of this year. Terra Networks, S.A. acquired the shares it needed to increase its interest in this company from the 50% it had before the capital increase to the 80% it now holds. The company, which had been incorporated into Telefónica Group’s consolidation perimeter using the capital equity method, is now being incorporated using the global integration method.

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■	Terra Networks, S.A., owns all existing capital in the U.S. company Lycos, Inc. Through this holding, Terra Networks sold its entire stake (44.82%), in Lycos Korea, Inc., this August, generating consolidated capital gains of 10.62 million euros. In addition, Lycos sold its minority stake in Sympatico Lycos in September, generating consolidated capital gains of 8.49 million euros. In December, Terra Group entirely sold its stake in Lycos Japan K.K, generating a capital loss of 2.47 million euros. These companies, which were integrated in Telefónica Group’s consolidated financial statements using the equity method, caused a reduction in the group’s consolidation perimeter.

■	The company One Travel.com, Inc., increased its capital by 4 million euros over the current fiscal year. Terra Networks, S.A., acquired the shares needed to increase its stake in this company from the 27.8% it held prior to the capital increase to 39.6% at present, for which it paid $2.02 million U.S. The company continues to be included in Telefónica Group’s consolidation perimeter through the equity method.

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       TELEFÓNICA S.A. GROUP

      CHANGE OF DEBT

Unaudited figures		(Euros in thousands)
		December 2002

I	Cash flows from operations	11,757.5
II	Other payment related to operating activities	(1,139.10)
III	Net interest payment	(1,610.90)
IV	Payment for income tax	(226.60)

A=I+II+III+IV	Net cash provided by operating activities	8,780.9

V	Net payment for investment in fixed and intangible assets	(4,223.70)
VI	Net payment for financial investment	(1,564.00)

B=V+VI	Net cash used in investing activities	(5,787.70)

C	Dividends paid	(10.80)

D=A+B+C	Free cash flow after dividends	2,982.4

E	Effects of exchange rate changes on net debt	(3,044.00)
F	Effects on net debt of changes in consolidation and others	(382.10)
G	Net debt at beginning of period	28,941.6

H=G-D+E+F	Net debt at end of period	22,533.1

TELEFÓNICA S.A. GROUP – CHANGE OF DEBT

TELEFÓNICA S.A. GROUP – CHANGE OF DEBT

TELEFONICA S.A. GROUP

OPERATING CASH FLOW

Unaudited figures	(Euros in thousands)
December 2002
EBITDA	11,724.2
– CAPEX accrued during the period (EoP exchange rate)	(3,789.0)
– Net financial payments	(1,610.9)
– Extraordinary income/payment	(1,139.1)
– Income tax payment	(226.6)
– Investment in working capital	(489.5)
– Financial investments	(1,475.9)
– Dividends paid	(10.8)

= Cash flow from operations	2,982.4

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date:	March 3rd, 2003	By:	/s/ Santiago Fernández Valbuena
Name: Santiago Fernández Valbuena
Title: Chief Financial Officer